International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2016

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

SEPTEMBER 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	EXECUTIVE SUMMARY	2

II.	OVERVIEW	4

III.	FINANCIAL PERFORMANCE AND RISK MANAGEMENT	5

IV.	SUMMARY OF FAIR VALUE RESULTS	14

V.	SENIOR MANAGEMENT CHANGES	17

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 1

I.	Executive Summary

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2016 (FY16). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the three months ended, September 30, 2016 and 2015, as well as for the fiscal year ended June 30, 2016.

IBRD, an international organization owned by its 189 member countries, is one of the largest Multilateral Development Banks (MDB) in the world and is one of the five institutions of the World Bank Group (WBG)1. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and low-income countries. Its main business activity is extending loans to its eligible member countries. As of September 30, 2016, IBRD’s net loans outstanding were $169 billion, an increase of $1.3 billion from June 30, 2016. The increase was mainly attributable to $1.1 billion in net loan disbursements made in the first three months of FY17, which mainly went to the Middle East and North Africa region, as part of IBRD’s efforts to improve the business environment for private sector development and ensure a sustainable energy supply (Section III).

IBRD had a net loss on a reported basis of $799 million for the first three months of the fiscal year ending June 30, 2017 (FY17), compared to a net income of $745 million during the same period in FY16. The reported net loss for the first three months of FY17, primarily reflects unrealized mark-to-market losses of $910 million experienced on the non-trading portfolios. The net income in the first three months of FY16 was primarily due to unrealized mark-to-market gains of $753 million experienced on these non-trading portfolios. See Financial Results Section (Section III) and Summary of Fair Value Analysis Section (Section IV).

IBRD’s allocable income during the first three months of FY17 was $140 million, an increase of $111 million from the same period in FY16. The increase was primarily due to the lower provision for losses on loans and other exposures, and higher net interest revenue during the year. See Financial Results Section (Section III).

[1]	The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages
	As of and for the three months ended		As of and for fiscal year
	September 30, 2016	September 30, 2015	June 30, 2016
Lending Highlights (Section III)

Commitments [a]	$2,361	$6,369	$29,729
Gross disbursements [b]	3,333	7,868	22,532
Net disbursements [b]	1,147	5,586	13,197

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$—	$—	$(705)
Net (loss) income	(799)	745	495

Balance Sheet

Total assets	$394,801	$355,240	$371,260
Net investment portfolio	59,812	44,067	51,760
Net loans outstanding	168,913	160,258	167,643
Borrowing portfolio	188,276	168,708	178,231

Key Management Indicators (Section III)

Allocable Income	$140	$29	$593

Usable Equity [c]	$39,536	$40,248	$39,424

Equity-to-loans Ratio [d]	22.6%	24.7%	22.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with IFC and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective period’s income. (Full year June 30, 2016 amount includes the proposed transfer to the General Reserve from FY16 net income, which was subsequently approved by IBRD’s Executive Directors on August 4, 2016).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 3

II.	Overview

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

Business Model

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks, Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

IBRD pursues the above mentioned development goals primarily by providing loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to its eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

In achieving these development goals, it is important for IBRD to intermediate funds for lending from international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the statement of income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section IV of the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

Allocable Income

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD makes extensive use of derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. However, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the EMF). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging in FY01, which required that derivatives be carried at fair value with changes in mark-to-market going through the income statement.

III.	Financial Performance and Risk Management

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework was first adopted in 2008, and seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures2 over a medium-term capital-planning horizon.

Since 2008, IBRD’s portfolio credit quality has improved significantly, as a result of which the capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio of 23%, in effect since 2008, was reduced to 20%. As shown on Table 1, IBRD’s equity-to-loans ratio remained largely unchanged in September 30, 2016 from June 30, 2016, and remained above the minimum ratio of 20%.

[2]	Other exposures include deferred drawdown options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 5

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars
			Variance
As of	September 30, 2016	June 30, 2016	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,238	$15,121	$117	$89	$28
Special reserve	293	293	—	—	—
General reserve [a]	27,021	27,021	—	—	—
Cumulative translation adjustment [b]	(758)	(753)	(5)		(5)
Other adjustments [c]	(2,258)	(2,258)	—	—	—

Equity (usable equity)	$39,536	$39,424	$112	$89	$23

Loans exposure	$170,755	$169,452	$1,303	$1,148	$155
Present value of guarantees	1,228	1,225	3	2	1
Effective but undisbursed DDOs	4,413	4,514	(101)	(101)	—
Relevant accumulated provisions	(1,634)	(1,607)	(27)	(26)	(1)
Deferred loan income	(445)	(441)	(4)	(4)	—
Other exposures	437	452	(15)	(16)	1

Loans (total exposure)	$174,754	$173,595	$1,159	$1,003	$156

Equity-to-Loans Ratio	22.6%	22.7%

a.	The June 30, 2016 amount includes proposed transfers to the General Reserve from FY16 net income.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

The increase in usable paid-in capital during the first three months of the fiscal year ending June 30, 2017 (FY17) relates to the subscription of shares under the General and Selective Capital Increases (GCI/SCI).

In 2010, IBRD’s shareholders approved the GCI/SCI, which became effective in FY11. As a result, IBRD is expected to receive $87 billion of subscribed capital, of which $5.1 billion will be paid in. The subscription period for eligible individual members is up to March 16, 2018 for the GCI; and up to March 16, 2017 for the SCI. As of September 30, 2016, $74.6 billion was subscribed, resulting in additional paid-in capital of $4.4 billion, of which $91 million was received during the first three months of FY17.

Figure 2: Status of FY11 GCI/SCI Subscriptions as of September 30, 2016

In billions of U.S. dollars

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

Financial Results

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

IBRD’s primary sources of revenue are the following: the loan and investment revenue (both net of funding costs), and equity contribution. This revenue is used to cover IBRD’s administrative expenses, and provisions for loans and other exposures3, as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

On a reported basis, IBRD had a net loss of $799 million for the first three months of FY17, compared with net income of $745 million during the same period in FY16. The net loss during the first three months of FY17 primarily relates to the unrealized mark-to-market losses experienced on the non-trading portfolios (See Table 2).

For the first three months of FY17, IBRD’s allocable income was $140 million, an increase of $111 million from the same period in FY16. The higher allocable income during the first three months of FY17 was primarily due to the lower provision for losses on loans and other exposures and higher net interest revenue, as discussed further in this section.

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 2: Condensed Statement of Income

In millions of U.S. dollars
For the three months ended September 30,	2016	2015	Variance
Interest revenue, net of funding costs
Interest margin	$250	$217	$33
Equity contribution, (including EMF)	185	191	(6)
Investments	40	10	30

Net interest revenue	$475	$418	$57

Provision for losses on loans and other exposures, net	(26)	(98)	72
Net non-interest expenses (Table 3)	(372)	(318)	(54)
Net other income (Table 4)	34	(10)	44
Board of Governors-approved and other transfers	—	—	—
Unrealized mark-to-market (losses)/gains on non-trading portfolios, net [a]
Borrowing portfolio	(610)	513	(1,123)
Loan portfolio	175	(497)	672
EMF	(468)	741	(1,209)
Asset-liability management portfolio	(2)	(1)	(1)
Client operations portfolio	(5)	(3)	(2)

Net (loss) Income	$(799)	$745	$(1,544)

Adjustments to reconcile net (loss)/gains to allocable income:
Pension and other adjustments	29	37	(8)
Board of Governors-approved and other transfers	—	—	—
Unrealized mark-to-market losses/(gains) on non-trading portfolios, net [a]	910	(753)	1,663

Allocable income	$140	$29	$111

a.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 13.

Interest Margin

Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio. For the portion of loans funded by borrowings, IBRD earned a net interest margin of $250 million for the first three months of FY17, an increase of $33 million from the same period in FY16. The higher net interest margin earned in FY17 is mainly due to the increase in the volume of loans outstanding (See Box 1), as well as the

[3]	Other exposures include deferred drawdown, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 7

increase in the contractual spread on new loans, attributable to pricing measures adopted in FY14. The benefit from the higher pricing is gradual due to the application only on new loans and is largely offset by the adverse effect of a six-month lag in passing on IBRD’s increased borrowing costs compared to U.S. dollar LIBOR through to borrowing members.

Equity Contribution

Equity contribution is primarily comprised of interest revenue earned from the EMF and any gains which have been realized during the year as a result of the termination of certain EMF positions. It also includes equity savings, revenue from the proportion of loans funded by equity, and certain minor adjustments including those relating to discontinued loan products. For the first three months of FY17, the equity contribution amounted to $185 million, a decline of $6 million from the same period in FY16.

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s revenue from loans funded by equity to fluctuations in short-term interest rates. In particular, the EMF allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. It also allows IBRD to realize some of the unrealized mark-to-market gains from the positions (Figure 3).	Figure 3: Equity Contribution For the three months ended September 30, In millions of U.S. dollars

As measured by duration, the interest rate sensitivity of IBRD’s equity was 4.2 years as of September 30, 2016 as compared to 4.4 years as of June 30, 2016. Consistent with the increase in the U.S. interest rates, during the first three months of FY17, IBRD had unrealized mark-to-market losses of $468 million for the EMF. As a result of this unrealized mark-to-market loss, the market value of the EMF position decreased to $1.8 billion as of September 30, 2016 from $2.2 billion as of June 30, 2016.

Net Non-Interest Expenses

As shown in Table 3, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending activity between these two institutions.

The increase in net non-interest expenses of $54 million for the first three months of FY17 compared to the same period in FY16, was mainly due to higher pension and staff costs, partially offset by the decline in expenses relating to grant making facilities during the year. The increase in staff costs of $38 million was primarily related to the increase in costs funded by IBRD executed trust funds, which are recovered through revenue from externally funded activities. In addition, there was an increase in costs allocated to IBRD due to the changes in lending activities of IBRD relative to IDA over the same period. The higher pension cost of $51 million for the period was primarily due to the decline in the discount rate, which is reflected in the higher amortization of unrecognized net actuarial losses and service costs (see Note H: Pension and Other Postretirement Benefits to the Condensed Quarterly Financial Statements).

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars
For the three months ended September 30,	2016	2015	Variance
Administrative expenses
Staff costs	$240	$202	$38
Travel	29	29	—
Consultant and contractual services	64	66	(2)
Pension and other post-retirement benefits	106	55	51
Communications and technology	10	11	(1)
Equipment and buildings	33	32	1
Other expenses	13	10	3

Total administrative expenses	$495	$405	$90

Grant making facilities	16	30	(14)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(93)	(70)	(23)
Other revenue	(46)	(47)	1

Total revenue from externally funded activities	$(139)	$(117)	$(22)

Net non-interest expenses (Table 2)	$372	$318	$54

Net Other Income

Table 4 below provides details on the composition of net other income. The commitment fee income increased during the first three months of FY17 as a result of the increase in the proportion of undisbursed balances that is affected by the restoration of the 25 basis point commitment fee charged on undisbursed balances since FY15. The increase in PEBP income is due to positive investment returns experienced during the current period.

Table 4: Net Other Income

In millions of U.S. dollars
For the three months ended September 30,	2016	2015	Variance
Loan commitment fee income	$16	$7	$9
Guarantee fee income	2	2		*
Net earnings from Post-Employment Benefit Plan (PEBP)	15	(19)	34
Pilot Auction Facility (PAF)	3	—	3
Others	(2)	*	(2)

Net other income (Table 2)	$34	$(10)	$44

*	Indicates amount less than $0.5 million.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized.

Loan portfolio

On a reported basis, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value, all loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section IV for more details.

Borrowing portfolio

On a reported basis, all of the borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section IV for more details.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 9

Balance Sheet Analysis

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds of borrowings from capital markets.

Table 5: Condensed Balance Sheet

In millions of U.S. dollars
As of	September 30, 2016	June 30, 2016	Variance
Investments and due from banks	$64,162	$54,806	$9,356
Net loans outstanding	168,913	167,643	1,270
Receivable from derivatives	156,721	144,488	12,233
Other assets	5,005	4,323	682

Total assets	$394,801	$371,260	$23,541

Borrowings	$191,164	$181,723	$9,441
Payable for derivatives	154,874	141,741	13,133
Other liabilities	12,290	10,733	1,557
Equity	36,473	37,063	(590)

Total liabilities and equity	$394,801	$371,260	$23,541

Loan portfolio

As part of its lending activities, consistent with its mandate, IBRD has exposure to sovereign (country) credit risk. Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits within an overall statutory lending limit as prescribed in the Articles. These limits take into account the creditworthiness and performance of borrowers. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Lending Activities

As of September 30, 2016, IBRD’s net loans outstanding amounted to $169 billion, an increase of $1.3 billion or approximately 1% compared with June 30, 2016. The increase was mainly attributable to $1.1 billion in net positive loan disbursements made in the first three months of FY17.

In the first three months of FY17, IBRD had new loan commitments totaling $2.4 billion, 63% lower than the same period in FY16 (Table 6). The decrease in loan commitments is primarily observed in the Europe and Central Asia region. The decrease was primarily as a result of lower development policy loans committed during the first three months of FY17. Notwithstanding this decrease, there was an overall increase in the share of lending to the Middle East and North Africa region, as part of IBRD’s efforts to provide assistance to address the current refugee crisis, and to improve the business environment for private sector development and strengthen capacity for quality infrastructure.

Figure 4: Net Loans Outstanding In billions of U.S. dollars

Gross disbursements during the first three months of FY17 were $3.3 billion, 58% lower than the same period in FY16 (Table 7). The lower gross disbursement level in FY17 is primarily due to lower disbursements to the countries in the Europe and Central Asia and East Asia and Pacific regions. This was partially offset by the increase to the Middle East and North Africa region, as part of IBRD’s efforts to improve the business environment for private sector development and ensure sustainable energy supply.

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

Table 6: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	September 30, 2016		September 30, 2015
For the three months ended	Commitments	% of total	Commitments	% of total	Variance
Africa	$70	3%	$260	4%	$(190)
East Asia and Pacific	366	15	150	2	216
Europe and Central Asia	368	16	3,054	48	(2,686)
Latin America and the Caribbean	445	19	1,405	22	(960)
Middle East and North Africa	722	31	1,500	24	(778)
South Asia	390	16	—	—	390

Total	$2,361	100%	$6,369	100%	$(4,008)

Table 7: Gross Disbursements by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	September 30, 2016		September 30, 2015
For the three months ended	Gross Disbursements	% of total	Gross Disbursements	% of total	Variance
Africa	$26	1%	$507	7%	$(481)
East Asia and Pacific	856	26	2,656	34	(1,800)
Europe and Central Asia	539	16	2,543	32	(2,004)
Latin America and the Caribbean	507	15	1,411	18	(904)
Middle East and North Africa	1,188	36	418	5	770
South Asia	217	6	333	4	(116)

Total	$3,333	100%	$7,868	100%	$(4,535)

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 63% of IBRD’s total exposure, as of September 30, 2016.

The concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on September 30, 2016 was $20.0 billion for India and $19.0 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $29.2 billion at September 30, 2016.

Figure 5: Country Exposures as of September 30, 2016 In billions of U.S. dollars

IBRD also entered into Exposure Exchange Agreements (EEA) with MIGA, the African Development Bank (AfDB) and the Inter-American Development Bank (IADB). For each institution, EEAs, through diversification benefits, have the potential to help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where each institution may be constrained. These EEAs are treated as financial guarantees under U.S. GAAP. The EEA involves the receipt of a guarantee and the provision of a guarantee for nonpayment in the reference portfolio by each institution to the other. As of September 30, 2016, IBRD had received guarantees of $3,689 million and provided guarantees of $3,690 million under the EEA ($3,694 million of guarantees received and $3,692 million of guarantees provided as of June 30, 2016). See Note D: Loans and Other Exposures to the Condensed Quarterly Financial Statements.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 11

Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the EEA. As of September 30, 2016, IBRD had an accumulated provision for losses on loans and other exposures of $1,677 million, which was approximately 1% of these exposures, ($1,650 million as of June 30, 2016 - 1% of exposures). The accumulated provision for losses on loans and other exposures as of September 30, 2016, excludes the $41 million recoverable asset associated with the protection received under the EEA. The recoverable asset is included in other assets on the condensed quarterly balance sheet.

As of September 30, 2016, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to Zimbabwe. (Refer to Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

For the first three months of FY17, there was a charge of $26 million, reflecting an increase in the loan portfolio during the period due to the net disbursements. This compares with a charge of $98 million in the same period in FY16, reflecting an increase in net loan disbursements and the change in the credit quality of the loan portfolio during that period.

Investment Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s investment portfolio to ensure liquidity for its operations. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are therefore managed conservatively, and are primarily held for potential disruptions in IBRD’s access to capital markets.

Liquid Asset Portfolio

As of September 30, 2016, the net investment portfolio totaled $59.8 billion (Figure 6), with $58.5 billion representing the liquid asset portfolio (see Note C: Investments to the Condensed Quarterly Financial Statements). This compares with an investment portfolio valued at $51.8 billion as at June 30, 2016, with $50.5 billion representing the liquid asset portfolio.

IBRD has operated at levels of liquidity in the range of between 140% and 175% of the prudential minimum. The prudential minimum liquidity level has been set at $27.5 billion for FY17, and the liquid asset portfolio was at 213% of this level as of September 30, 2016. The increased level of liquidity is in anticipation of large loan disbursements and debt redemptions in upcoming months.

Figure 6: Liquid Asset Portfolio In billions of U.S. dollars

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. As shown on Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 67% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign fixed income and deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereigns. Most of the BB or lower rated exposure relates to IBRD’s investment in a debt security issued by the Hypo Alpe-Adria Bank.

In FY07, IBRD purchased for $190 million a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of September 30, 2016, this debt security had a carrying value of $46 million an increase of $2 million compared with June 30, 2016, due to unrealized mark-to-market gains experienced during the period. The loss in the value of the security from FY07 to September 30, 2016 was a result of legislation

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

passed in FY14 to cancel the underlying debt. During October 2016, IBRD accepted a tender offer to exchange its bond for a new zero coupon bond maturing over 18 years. This zero coupon bond was sold on the market for $79 million at the end of October 2016, resulting in additional gains of $35 million in the current fiscal year.

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars
	As of September 30, 2016
	Investments
Counterparty Rating [a]	Sovereigns		Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$10,151		$10,527	$—		$20,678	34%
AA	7,186		12,325	99		19,610	33
A	12,967		7,074	64		20,105	33
BBB		*	11	—		11		*
BB or lower/unrated	—		52	—		52		*

Total	$30,304		$29,989	$163		$60,456	100%

	As of June 30, 2016
	Investments
Counterparty Rating [a]	Sovereigns		Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$10,954		$10,521	$—		$21,475	42%
AA	2,988		8,259	133		11,380	22
A	12,159		6,336	128		18,623	36
BBB		*	12		*	12		*
BB or lower/unrated	—		50		*	50		*

Total	$26,101		$25,178	$261		$51,540	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Investment Revenue

Investment revenue includes interest earned and mark-to-market gains and losses on the liquid asset portfolio, net of funding costs. During the first three months of FY17, this revenue amounted to $40 million, compared to $10 million during the same period in FY16. The increase during FY17, was due to higher unrealized mark-to-market gains in FY17 resulting from the improvement in market conditions, compared to unrealized mark-to-market losses in the same period during FY16.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 13

Borrowing Portfolio

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first three months of FY17, IBRD raised medium and long-term debt of $17.5 billion in 14 currencies.

As of September 30, 2016, the borrowing portfolio totaled $188 billion, an increase of $10 billion from June 30, 2016 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was due to net new issuances of $9.2 billion in anticipation of large loan disbursements and debt redemptions for the upcoming months.

Figure 7: Borrowing Portfolio In billions of U.S. dollars

IV.	Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 9, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $24 million as of September 30, 2016.

Table 9: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of September 30, 2016	Interest Rate Effect on Fair Value Income[a]	Credit Effect on Fair Value Income[b]
	Sensitivity[c]	Sensitivity[c]
Borrowing portfolio	$4	$66
Loan portfolio	(10)	(31)
EMF	(17)	*
Investment portfolio	(1)	(4)

Total (loss)/gains	$(24)	$31

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 8 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $66 million on the bonds. These would be significantly offset by the $62 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

Figure 8: Sensitivity to Interest Rates as of September 30, 2016

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

For the first three months of FY17, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $293 million on its non-trading portfolios. See Table 10 below for details.

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the three months ended September 30,	2016	2015
Borrowing portfolio	$(610)	$516
Loan portfolio	785	(1,524)
EMF	(468)	741

Total	$(293)	$(267)

a.	See Table 12 for reconciliation to the fair value comprehensive basis net income.

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Figure 8).

Borrowing Portfolio

For the first three months of FY17, IBRD experienced $610 million of unrealized mark-to-market losses on the borrowing portfolio, which is mainly comprised of $438 million of unrealized mark-to-market losses due to the tightening of IBRD’s credit spreads relative to LIBOR. As shown on Table 9, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $66 million of unrealized mark-to-market gains.

Loan Portfolio

For the first three months of FY17, IBRD experienced $785 million of unrealized mark-to-market gains on the loans portfolio, which is mainly comprised of $445 million of unrealized mark-to-market gains due to the improvement of the credit spreads for several of its borrowing member countries during the same period. As shown on Table 9, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $31 million of unrealized mark-to-market losses. See the June 30, 2016, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first three months of FY17, the unrealized mark-to-market losses on the EMF position of $468 million were due to the increase in U.S. interest rates experienced during the first three months of FY17.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 15

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 11-13 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 11: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of September 30, 2016				As of June 30, 2016
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$1,507	$—		$1,507	$1,284	$—		$1,284
Investments	62,655	—		62,655	53,522	—		53,522
Net loans outstanding	168,913	5,545		174,458	167,643	4,934		172,577
Receivable from derivatives	156,721	—		156,721	144,488	—		144,488
Other assets	5,005	—		5,005	4,323	—		4,323

Total assets	$394,801	$5,545		$400,346	$371,260	$4,934		$376,194

	—	—
Borrowings	$191,164	$14	[a]	$191,178	$181,723	$13	[a]	$181,736
Payable for derivatives	154,874	—		154,874	141,741	—		141,741
Other liabilities	12,290	—		12,290	10,733	—		10,733

Total liabilities	358,328	14		358,342	334,197	13		334,210
Paid-in capital stock	15,896	—		15,896	15,805	—		15,805
Retained earnings and other equity	20,577	5,531		26,108	21,258	4,921		26,179

Total equity	36,473	5,531		42,004	37,063	4,921		41,984

Total liabilities and equity	$394,801	$5,545		$400,346	$371,260	$4,934		$376,194

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 12: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the three months ended September 30,	2016	2015	Variance
Net (loss) income from Table 2	$(799)	$745	$(1,544)
Fair value adjustment on loans	610	(1,027)	1,637
Changes to AOCI:
Currency translation adjustments	(3)	(5)	2
Others	90	34	56

Net (loss) on fair value comprehensive basis	$(102)	$(253)	$151

16 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016

Table 13: Fair Value Adjustments, net

In millions of U.S. dollars
	For the three months ended September 30, 2016
	Unrealized gains (losses)[a]	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments	Total from Table 10
Borrowing portfolio [c]	$(610)	$1	$—	$(1)[b]	$(610)
Loan portfolio [c]	175	—	610	—	785
EMF [d]	(468)	—	—	—	(468)
Asset-liability management portfolio [d]	(2)	—	—	2	—
Client operations portfolio	(5)	—	—	5	—

Total	$(910)	$1	$610	$6	$(293)

	For the three months ended September 30, 2015
	Unrealized gains (losses)[a]	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments	Total from Table 10
Borrowing portfolio [c]	$513	$4	$—	$(1)[b]	$516
Loan portfolio [c]	(497)	—	(1,027)	—	(1,524)
EMF [d]	741	—	—	—	741
Asset-liability management portfolio [d]	(1)	—	—	1	—
Client operations portfolio	(3)	—	—	3	—

Total	$753	$4	$(1,027)	$3	$(267)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	indicates amount less than $0.5 million

V.	Senior Management Changes

On September 27, 2016, Dr. Jim Yong Kim was appointed to a second five-year term as President of the World Bank Group, commencing on July 1, 2017.

On July 27, 2016, Sri Mulyani Indrawati resigned as Managing Director and Chief Operating Officer (MDCOO). Subsequently, on October 28, 2016, Kristalina Georgieva was appointed as IBRD’s Chief Executive Officer (CEO), effective January 2, 2017, which was a newly created position to replace the MDCOO position.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2016 17

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2016

CONDENSED QUARTERLY FINANCIAL STATEMENTS

18 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2016 (Unaudited)	June 30, 2016 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$1,437	$1,222
Restricted cash	70	62

	1,507	1,284

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $9 million—September 30, 2016; $14 million—June 30, 2016)—Notes C and K	60,864	51,830
Securities purchased under resale agreements—Note C	1,791	1,692
Derivative assets
Investments—Notes C, F and K	35,098	25,889
Loans—Notes D, F and K	4,157	4,096
Client operations—Notes D, F, I and K	30,711	27,573
Borrowings—Notes E, F and K	84,280	83,965
Others—Notes F and K	2,475	2,965

	156,721	144,488

Loans outstanding—Notes D, I and K
Total loans	235,640	235,564
Less undisbursed balance	64,682	65,909

Loans outstanding (including loans at fair value of $134 million—September 30, 2016; $123 million—June 30, 2016)	170,958	169,655
Less:
Accumulated provision for loan losses	1,600	1,571
Deferred loan income	445	441

Net loans outstanding	168,913	167,643
Other assets—Notes C, D, E and I	5,005	4,323

Total assets	$394,801	$371,260

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 19

	September 30, 2016 (Unaudited)	June 30, 2016 (Unaudited)
Liabilities
Borrowings—Notes E and K	$191,164	$181,723
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	1,452	1,685
Derivative liabilities
Investments—Notes C, F and K	35,564	26,536
Loans—Notes D, F and K	6,493	6,433
Client operations—Notes D, F, I and K	30,752	27,610
Borrowings—Notes E, F and K	81,392	80,473
Others—Notes F and K	673	689

	154,874	141,741

Other liabilities—Notes C, D and I	10,838	9,048

Total liabilities	358,328	334,197

Equity
Capital stock—Note B
Authorized capital (2,307,600 shares—September 30, 2016, and June 30, 2016)
Subscribed capital (2,195,583 shares—September 30, 2016, and 2,182,854 shares—June 30, 2016)	264,864	263,329
Less uncalled portion of subscriptions	248,968	247,524

Paid-in capital	15,896	15,805
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(317)	(320)
Receivable amounts to maintain value of currency holdings	(335)	(348)
Deferred amounts to maintain value of currency holdings	70	56
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,197	27,996
Accumulated other comprehensive loss—Note J	(6,038)	(6,126)

Total equity	36,473	37,063

Total liabilities and equity	$394,801	$371,260

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

20 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2016	2015
Net interest revenue
Interest revenue
Loans, net—Note D	$541	$330
Equity management, net	129	184
Investments—Trading, net	135	59
Other, net	3	1
Interest expenses
Borrowings, net—Note E	(349)	(126)

Net interest revenue, before provision for losses	459	448

Provision for losses on loans and other exposures—Note D	(26)	(98)

Net interest revenue, after provision for losses	433	350

Non interest revenue
Revenue from externally funded activities—Note I	139	117
Commitment charges—Note D	16	7
Other	6	1

Total	161	125

Non interest expenses
Administrative—Note I	(389)	(350)
Pension—Note H	(106)	(55)
Contributions to special programs	(16)	(30)
Other	(6)	—

Total	(517)	(435)

Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and K	33	(52)
Unrealized mark-to-market (losses) gains on non-trading portfolios, net—Notes D, E, F and K	(909)	757

Net (loss) income	$(799)	$745

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 21

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2016	2015
Net (loss) income	$(799)	$745
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	—
Amortization of unrecognized net actuarial losses	86	29
Amortization of unrecognized prior service costs	6	6
Currency translation adjustment	(5)	6

Total other comprehensive income	88	41

Comprehensive (loss) income	$(711)	$786

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2016	2015
Retained earnings at beginning of the fiscal year	$27,996	$27,501
Net (loss) income for the period	(799)	745

Retained earnings at end of the period	$27,197	$28,246

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

22 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2016	2015
Cash flows from investing activities
Loans
Disbursements	$(3,323)	$(7,855)
Principal repayments	2,186	2,282
Principal prepayments	—	—
Loan origination fees received	3	5
Net derivatives-loans	3	1
Other investing activities, net	(29)	(27)

Net cash used in investing activities	(1,160)	(5,594)

Cash flows from financing activities
Medium and long-term borrowings
New issues	17,323	8,927
Retirements	(9,089)	(12,228)
Net short-term borrowings	881	8,032
Net derivatives-borrowings	(276)	(275)
Capital subscriptions	91	32
Other capital transactions, net	(5)	19

Net cash provided by financing activities	8,925	4,507

Cash flows from operating activities
Net (loss) income	(799)	745
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	909	(757)
Depreciation and amortization	170	170
Provision for losses on loans and other exposures	26	98
Changes in:
Investments-Trading, net	(7,946)	1,541
Other assets and liabilities	90	(186)

Net cash (used in) provided by operating activities	(7,550)	1,611

Effect of exchange rate changes on unrestricted cash	—	(2)

Net increase in unrestricted cash	215	522
Unrestricted cash at beginning of the fiscal year	1,222	311

Unrestricted cash at end of the period	$1,437	$833

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$154	$(257)
Investment portfolio	8	8
Borrowing portfolio	62	65
Capitalized loan origination fees included in total loans	10	13
Interest paid on borrowings	271	39

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 23

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2016, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2016, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU makes amendments to the current consolidation guidance focusing on targeted areas for certain types of entities. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. To simplify the presentation of debt issuance costs, the amendments in this ASU require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liabilities, consistent with debt premiums and discounts. The recognition and measurement of debt issuance costs are not affected. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU provides guidance to help customers determine whether fees paid for cloud computing arrangements include a software license or should be accounted for as a service contract. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The adoption of the ASU did not result in any changes to IBRD’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current US GAAP does not provide guidance. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the three months ended September 30, 2016 and the fiscal year ended June 30, 2016:

	Authorized shares	Subscribed shares
As of June 30, 2015	2,307,600	2,095,748
General and Selective Capital Increase (GCI/SCI)	—	86,520
New membership	—	586

As of June 30, 2016	2,307,600	2,182,854
GCI/SCI	—	12,729

As of September 30, 2016	2,307,600	2,195,583

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the three months ended September 30, 2016 and the fiscal year ended June 30, 2016:

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2015	$252,821	$(237,629)	$15,192
GCI/SCI	10,437	(9,826)	611
New membership	71	(69)	2

As of June 30, 2016	263,329	(247,524)	15,805
GCI/SCI	1,535	(1,444)	91

As of September 30, 2016	$264,864	$(248,968)	$15,896

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of September 30, 2016, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of September 30, 2016 and June 30, 2016 was as follows:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Net investment portfolio
Liquid asset portfolio	$58,534	$50,536
PCRF holdings	135	120
AMC holdings	135	153
PEBP holdings	1,008	951

Total	$59,812	$51,760

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of September 30, 2016, the majority of Investments is comprised of government and agency obligations, and time deposits (59% and 31%, respectively), with all instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2016, U.S. Treasuries represented the largest holding from a single counterparty, and amounted to 10% of Investments–Trading. Over 99% of IBRD’s investments were rated A and above, as of September 30, 2016.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 25

A summary of IBRD’s Investments-Trading at September 30, 2016 and June 30, 2016, is as follows:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Equity securities [a]	$546	$523
Government and agency obligations	35,769	31,255
Time deposits	19,164	14,261
Asset-backed securities (ABS)	5,210	5,629
Alternative investments [b]	175	162

Total	$60,864	$51,830

a.	Includes $170 million of investments in commingled funds at net asset value per share (NAV), related to PEBP holdings ($162 million—June 30, 2016).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at net asset value per share (NAV).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Investments - Trading	$60,864	$51,830
Securities purchased under resale agreements	1,791	1,692
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(1,452)	(1,685)
Derivative assets
Currency forward contracts	13,245	9,423
Currency swaps	21,762	16,346
Interest rate swaps	87	116
Swaptions, exchange traded options and futures contracts	4	4
Other [a]	*	*

Total	35,098	25,889

Derivative liabilities
Currency forward contracts	(13,252)	(9,598)
Currency swaps	(22,162)	(16,749)
Interest rate swaps	(144)	(175)
Swaptions, exchange traded options and futures contracts	(6)	(14)
Other [a]	( *)	—

Total	(35,564)	(26,536)

Cash held in investment portfolio [b]	1,222	1,118
Receivable from investment securities traded	138	42
Payable for investment securities purchased [c]	(2,285)	(590)

Net investment portfolio	$59,812	$51,760

a.	These relate to TBA securities.
b.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount includes $39 million of liabilities related to PCRF payable which is included in Other liabilities on the Condensed Balance Sheet ($34 million—June 30, 2016).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of September 30, 2016, there were $633 million of short sales included in Other liabilities on the Condensed Balance Sheet ($549 million—June 30, 2016).

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$376	$—	$—	$546	[a]
Government and agency obligations	24,833	10,936	—	35,769
Time deposits	1,485	17,679	—	19,164
ABS	—	5,210	—	5,210
Alternative investments [b]	—	—	—	175

Total Investments – Trading	$26,694	$33,825	$—	$60,864

Securities purchased under resale agreements	991	800	—	1,791
Derivative assets-Investments
Currency forward contracts	—	13,245	—	13,245
Currency swaps	—	21,762	—	21,762
Interest rate swaps	—	87	—	87
Swaptions, exchange traded options and futures contracts	*	4	—	4
Other [c]	—	*	—	*

Total Derivative assets-Investments	*	35,098	—	35,098

Total	$27,685	$69,723	$—	$97,753

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$9	$—	$9
Derivative liabilities-Investments
Currency forward contracts	—	13,252	—	13,252
Currency swaps	—	22,162	—	22,162
Interest rate swaps	—	144	—	144
Swaptions, exchange traded options and futures contracts	3	3	—	6
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	3	35,561	—	35,564

Payable for investments securities purchased [e]	633	—	—	633

Total	$636	$35,570	$—	$36,206

a.	Includes $170 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $1,443 million relating to payable for cash collateral received.
e.	This relates to short sales of investment securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 27

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2016
	Level 1		Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities		$361	$—	$—	$523	[a]
Government and agency obligations		20,898	10,357	—	31,255
Time deposits		2,255	12,006	—	14,261
ABS		—	5,629	—	5,629
Alternative investments [b]		—	—	—	162

Total Investments – Trading		$23,514	$27,992	$—	$51,830

Securities purchased under resale agreements		976	716	—	1,692
Derivative assets-Investments
Currency forward contracts		—	9,423	—	9,423
Currency swaps		—	16,346	—	16,346
Interest rate swaps		—	116	—	116
Swaptions, exchange traded options and futures contracts		*	4	—	4
Other [c]		—	*	—	*

Total Derivative assets-Investments		*	25,889	—	25,889

Total		$24,490	$54,597	$—	$79,411

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$		$14	$—	$14
Derivative liabilities-Investments
Currency forward contracts		—	9,598	—	9,598
Currency swaps		—	16,749	—	16,749
Interest rate swaps		—	175	—	175
Swaptions, exchange traded options and futures contracts		11	3	—	14
Other [c]		—	—	—	—

Total Derivative liabilities-Investments		11	26,525	—	26,536

Payable for investments securities purchased [e]		549	—	—	549

Total		$560	$26,539	$—	$27,099

a.	Includes $162 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $1,671 million relating to payable for cash collateral received.
e.	This relates to short sales of investment securities.
*	Indicates amount less than $0.5 million.

During the three months ended September 30, 2016, and for the fiscal year ended June 30, 2016 there were no transfers between Level 1 and Level 2 within the fair value hierarchy.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBAs.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates.

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of September 30, 2016 and June 30, 2016.

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Collateral received
Cash	$1,443	$1,671
Securities	2,172	2,175

Total collateral received	$3,615	$3,846

Collateral permitted to be repledged	$3,615	$3,846
Amount of collateral repledged	—	—

As of September 30, 2016, IBRD had received total cash collateral of $1,443 million ($1,671 million—June 30, 2016), of which $422 million was invested in highly liquid instruments ($739 million—June 30, 2016).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2016, there was no amount which could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2016).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 29

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$9	$14	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$9	$14	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At September 30, 2016 and June 30, 2016 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	September 30, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$2	$—	$2
Equity securities	7	—	7

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$9	$—	$9

In millions of U.S. dollars
	June 30, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$—	$—	$—
Equity securities	14	—	14

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$14	$—	$14

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2016, there were no securities purchased under resale agreements which had not settled at that date (Nil—June 30, 2016). For the remaining purchases, IBRD received securities with a fair value of $1,786 million ($1,694 million—June 30, 2016). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2016).

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of September 30, 2016, 80% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of September 30, 2016, only 0.3% of IBRD’s loans were in nonaccrual status and related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.9% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 31

The following tables provide an aging analysis of the loans outstanding as of September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	September 30, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,874	$21,874
Medium	—	—	—	—	—	—	76,165	76,165
High	1	5	—	—	—	6	72,335	72,341

Loans in accrual status [a]	1	5	—	—	—	6	170,374	170,380
Loans in nonaccrual status [a]	—	—	—	—	444	444	—	444
Loan at fair value [b]	—	—	—	—	—	—	134	134

Total	$1	$5	$—	$—	$444	$450	$170,508	$170,958

In millions of U.S. dollars
	June 30, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,923	$21,923
Medium	—	—	—	—	—	—	75,973	75,973
High	—	—	—	—	—	—	71,192	71,192

Loans in accrual status [a]	—	—	—	—	—	—	169,088	169,088
Loans in nonaccrual status [a]	—	—	—	—	444	444	—	444
Loan at fair value [b]	—	—	—	—	—	—	123	123

Total	$—	$—	$—	$—	$444	$444	$169,211	$169,655

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures for the three months ended September 30, 2016, and for the fiscal year ended June 30, 2016 are summarized below:

In millions of U.S. dollars
	September 30, 2016			June 30, 2016
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,571	$79	$1,650	$1,554	$39	$1,593
Provision—charge (release)	28	(2)	26	17	40	57
Translation adjustment	1	*	1	*	*	*

Accumulated provision, end of the period/fiscal year	$1,600	$77	$1,677	$1,571	$79	$1,650

Composed of accumulated provision for losses on:
Loans in accrual status	$1,378			$1,349
Loans in nonaccrual status	222			222

Total	$1,600			$1,571

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$170,380			$169,088
Loans at amortized cost in nonaccrual status	444			444
Loan at fair value in accrual status	134			123

Total	$170,958			$169,655

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).
*	Indicates amount less than 0.5 million.

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 33

Overdue Amounts

At September 30, 2016, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2016 and June 30, 2016, and for the three months ended September 30, 2016, and September 30, 2015:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Recorded investment in nonaccrual loans [a]	$444	$444
Accumulated provision for loan losses on nonaccrual loans	222	222
Average recorded investment in nonaccrual loans for the fiscal year	444	449
Overdue amounts of nonaccrual loans:	909	896

Principal	444	444
Interest and charges	465	452

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended September 30,
	2016	2015
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$7

During the three months ended September 30, 2016 and September 30, 2015, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2016, no interest income was recognized on loans in nonaccrual status ($2 million—three months ended September 30, 2015).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at September 30, 2016, is presented in the following table:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$444	$909	October 2000

Guarantees

Guarantees of $5,215 million were outstanding as of September 30, 2016 ($5,220 million—June 30, 2016). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2030.

As of September 30, 2016, liabilities related to IBRD’s obligations under guarantees of $380 million ($387 million—June 30, 2016), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $62 million ($62 million—June 30, 2016).

During the three months ended September 30, 2016 and September 30, 2015, no guarantees provided by IBRD were called.

IBRD executed several EEAs with MIGA for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

Information on the location and amounts associated with the EEA included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the three months ended September 30, 2016 and the fiscal year ended June 30, 2016, is presented in the following table:

In millions of U.S. dollars
	September 30, 2016
	Notional amount	(Stand ready obligation) Asset	Location on Condensed Balance Sheet	(Provision) Recoverable asset	Location on Condensed Balance Sheet	Location on Condensed Statement of Income
Guarantee provided [a]	$3,690	$(287)	Other liabilities	$(41)	Other liabilities	Provision for losses on loans and other exposures
Guarantee received	(3,689)	287	Other assets	42	Other assets	Other income

Total	$1	$—		$1

a.	Notional amount, stand ready obligation and provision for the guarantee provided are included in guarantees outstanding of $5,215 million, obligations under guarantees of $380 million and accumulated provision for guarantee losses of $62 million, respectively.

In millions of U.S. dollars
	June 30, 2016
	Notional amount	(Stand ready obligation) Asset	Location on Condensed Balance Sheet	(Provision) Recoverable asset	Location on Condensed Balance Sheet	Location on Condensed Statement of Income
Guarantee provided [a]	$3,692	$(292)	Other liabilities	$(41)	Other liabilities	Provision for losses on loans and other exposures
Guarantee received	(3,694)	292	Other assets	42	Other assets	Other income

Total	$(2)	$—		$1

a.	Notional amount, stand ready obligation and provision for the guarantee provided are included in guarantees outstanding of $5,220 million, obligations under guarantees of $387 million and accumulated provision for guarantee losses of $62 million, respectively.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three months ended September 30, 2016 and September 30, 2015, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended September 30,
	2016	2015
Interest waivers	$18	$22
Commitment charge waivers	*	1
Front-end fee waivers	3	4

Total	$21	$27

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2016, one country contributed in excess of 10 percent of total loan revenue; this amounted to $83 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 35

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the three months ended September 30, 2016 and September 30, 2015, is presented in the following table:

In millions of U.S. dollars
	September 30, 2016		September 30, 2015
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$3,684	$50	$3,344	$45
East Asia and Pacific	35,963	162	34,277	112
Europe and Central Asia	44,067	121	43,877	102
Latin America and the Caribbean	56,111	307	54,650	250
Middle East and North Africa	16,878	58	12,379	35
South Asia	14,051	50	13,601	27
Other[a]	204	*	213	*

Total	$170,958	$748	$162,341	$571

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $191 million from loan related derivatives ($234 million—September 30, 2015). Includes commitment charges of $16 million ($7 million—September 30, 2015).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at September 30, 2016 was 5.28%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three months ended September 30, 2016 and September 30, 2015:

In millions of U.S. dollars
	Three Months Ended September 30,
	2016	2015
Beginning of the fiscal year	$123	$125
Total realized/unrealized gains (losses) in:
Net income	2	1
Other comprehensive income	9	(9)

End of the period	$134	$117

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, for the three months ended September 30, 2016 and September 30, 2015 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market (losses) gains	2016			2015
Condensed Statement of Income line
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$	(*	)	$(3)

*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	September 30, 2016		June 30, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$168,913	$174,458	$167,643	$172,577

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2016 and June 30, 2016, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2016, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Borrowings [a]	$191,164	$181,723
Currency swaps, net	924	1,279
Interest rate swaps, net	(3,812)	(4,771)

	$188,276	$178,231

a.	Includes $800 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($455 million—June 30, 2016).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $349 million ($126 million—three months ended September 30, 2015) include $638 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($767 million—three months ended September 30, 2015).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2016 and June 30, 2016 is as follows:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Level 1	$—	$—
Level 2	188,665	178,932
Level 3	2,499	2,791

	$191,164	$181,723

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 37

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2016 and September 30, 2015:

In millions of U.S. dollars
	Three Months Ended September 30,
	2016	2015
Beginning of the fiscal year	$2,791	$2,406
Total realized/unrealized mark-to-market losses (gains) in:
Net income	64	(105)
Other comprehensive income	16	(6)
Issuances	64	7
Settlements	(21)	(272)
Transfers (out of) into, net	(415)	12

End of the period	$2,499	$2,042

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2016 and September 30, 2015, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market (losses) gains	2016	2015
Condensed Statement of Income line Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(28)	$75

The following table provides information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2016 and September 30, 2015, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market gains (losses)	2016	2015
Condensed Statement of Income line Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$439	$(477)

During the three months ended September 30, 2016, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of September 30, 2016, were unrealized mark-to-market losses of $438 million. During the three months ended September 30, 2015, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of September 30, 2015, were unrealized mark-to-market gains of $665 million.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2016, and the fiscal year ended June 30, 2016, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2016	Fair Value at June 30, 2016	Valuation technique	Unobservable input	Range (average), September 30, 2016	Range (average), June 30, 2016
Borrowings	$2,499	$2,791	Discounted Cash Flow	Correlations	-37% to 80% (11%)	-37% to 83% (15%)
				Interest rate volatilities	26% to 476% (209%)	28% to 487% (445%)

The table below provides the details of all inter-level transfers for the three months ended September 30, 2016 and September 30, 2015. Transfers between Level 3 and Level 2 are due to changes in price transparency.

In millions of U.S. dollars
	September 30, 2016		September 30, 2015
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$415	$(415)	$9	$(9)
Transfer (out of) into	—	—	(21)	21

	$415	$(415)	$(12)	$12

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2016	$191,164	$191,204	$(40)
June 30, 2016	$181,723	$180,863	$860

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 39

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets				Derivative Liabilities
	September 30, 2016		June 30, 2016		September 30, 2016		June 30, 2016
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts - Investment-Trading	$4		$4		$6		$14
Interest rate swaps	9,173		10,405		6,830		6,791
Currency swaps [a]	147,544		134,079		148,038		134,936
Other [b]		*		*		*	—

Total derivatives	$156,721		$144,488		$154,874		$141,741

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	September 30, 2016		June 30, 2016
Investments - Trading
Interest rate swaps
Notional principal	$16,439		$10,997
Credit exposure	87		116
Currency swaps (including currency forward contracts)
Credit exposure	284		390
Swaptions, exchange traded options and futures contracts [a]
Notional long position	1,570		176
Notional short position	909		2,294
Credit exposure	4		4
Other derivatives [b]
Notional long position	38		28
Notional short position	10		—
Credit exposure		*		*
Loans
Interest rate swaps
Notional principal	25,457		25,583
Credit exposure	76		69
Currency swaps
Credit exposure	822		968
Client operations
Interest rate swaps
Notional principal	20,635		22,237
Credit exposure	1,894		1,992
Currency swaps (including currency forward contracts)
Credit exposure	1,712		1,749
Borrowings
Interest rate swaps
Notional principal	228,711		217,961
Credit exposure	5,226		5,840
Currency swaps
Credit exposure	7,877		7,890
Other derivatives
Interest rate swaps
Notional principal	51,968		51,938
Credit exposure	1,890		2,388
Currency swaps
Credit exposure	38		33

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 41

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2016 is $3,862 million ($3,385 million—June 30, 2016). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2016, the amount of collateral that would need to be posted would be $1,083 million ($776 million—June 30, 2016). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $3,862 million ($3,385 million—June 30, 2016). In contrast, IBRD received collateral totaling $3,615 million as of September 30, 2016 ($3,846 million—June 30, 2016), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three months ended September 30, 2016, and September 30, 2015, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement line	Unrealized mark-to-market (losses) gains
		Three Months Ended September 30,
		2016	2015
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]
Interest rate swaps	Unrealized mark-to-market (losses) gains on non- trading portfolios, net	$(1,259)	$981
Currency swaps (including currency forward contracts and structured swaps)		(89)	256

Total		$(1,348)	$1,237

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment – trading portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2016 and September 30, 2015:

In millions of U.S. dollars
Condensed Statement of Income line	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended September 30,
	2016	2015
Type of instrument
Fixed income (including associated derivatives)	$18	$(31)
Equity	15	(21)

	$33	$(52)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of September 30, 2016 and June 30, 2016. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	September 30, 2016
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$20,003	$(10,830)	$9,173	$22,070	$(15,240)	$6,830
Currency swaps [a]	147,544	—	147,544	148,038	—	148,038
Other [b]	4	—	4	7	(1)	6

Total	$167,551	$(10,830)	$156,721	$170,115	$(15,241)	$154,874

Amounts subject to legally enforceable master netting agreements [c]			(150,905)			(150,905)

Net derivative positions at counterparty level before collateral			5,816			3,969

Less:
Cash collateral received [d]			1,428
Securities collateral received [d]			1,552

Net derivative exposure after collateral			$2,836

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2016
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,347	$(11,942)	$10,405	$19,323	$(12,532)	$6,791
Currency swaps [a]	134,079	—	134,079	134,936	—	134,936
Other [b]	4	—	4	16	(2)	14

Total	$156,430	$(11,942)	$144,488	$154,275	$(12,534)	$141,741

Amounts subject to legally enforceable master netting agreements [c]			(138,206)			(138,206)

Net derivative positions at counterparty level before collateral			6,282			3,535

Less:
Cash collateral received [d]			1,646
Securities collateral received [d]			1,543

Net derivative exposure after collateral			$3,093

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 43

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and June 30, 2016 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis September 30, 2016
	Level 1			Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—		$13,245		$—	$13,245
Currency swaps		—		21,762		—	21,762
Interest rate swaps		—		87		—	87
Swaptions, exchange traded options and futures contracts			*	4		—	4
Other [a]		—			*	—		*

			*	35,098		—	35,098

Loans
Currency swaps		—		3,972		109	4,081
Interest rate swaps		—		76		—	76

		—		4,048		109	4,157

Client operations
Currency swaps (including currency forward contracts)		—		28,817		—	28,817
Interest rate swaps		—		1,894		—	1,894

		—		30,711		—	30,711

Borrowings
Currency swaps		—		77,565		1,489	79,054
Interest rate swaps		—		5,186		40	5,226

		—		82,751		1,529	84,280

Others
Currency swaps		—		585		—	585
Interest rate swaps		—		1,890		—	1,890

		—		2,475		—	2,475

Total derivative assets	$		*	$155,083		$1,638	$156,721

Derivative Liabilities:
Investments
Currency forward contracts		$—		$13,252		$—	$13,252
Currency swaps		—		22,162		—	22,162
Interest rate swaps		—		144		—	144
Swaptions, exchange traded options and futures contracts		3		3		—	6
Other [a]		—			*	—		*

		3		35,561		—	35,564

Loans
Currency swaps		—		3,172		115	3,287
Interest rate swaps		—		3,206		—	3,206

		—		6,378		115	6,493

Client operations
Currency swaps (including currency forward contracts)		—		28,808		—	28,808
Interest rate swaps		—		1,925		19	1,944

		—		30,733		19	30,752

Borrowings
Currency swaps		—		78,643		1,335	79,978
Interest rate swaps		—		1,286		128	1,414

		—		79,929		1,463	81,392

Others
Currency swaps		—		551		—	551
Interest rate swaps		—		122		—	122

		—		673		—	673

Total derivative liabilities		$3		$153,274		$1,597	$154,874

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2016
	Level 1			Level 2		Level 3		Total
Derivative Assets:
Investments
Currency forward contracts		$—		$9,423		$		$9,423
Currency swaps		—		16,346			—	16,346
Interest rate swaps		—		116			—	116
Swaptions, exchange traded options and futures contracts			*	4			—	4
Other [a]		—			*		—		*

			*	25,889			—	25,889

Loans
Currency swaps		—		3,919			108	4,027
Interest rate swaps		—		69			—	69

		—		3,988			108	4,096

Client operations
Currency swaps (including currency forward contracts)		—		25,581			—	25,581
Interest rate swaps		—		1,992			—	1,992

		—		27,573			—	27,573

Borrowings
Currency swaps		—		76,669			1,456	78,125
Interest rate swaps		—		5,779			61	5,840

		—		82,448			1,517	83,965

Others
Currency swaps		—		577			—	577
Interest rate swaps		—		2,388			—	2,388

		—		2,965			—	2,965

Total derivative assets	$		*	$142,863			$1,625	$144,488

Derivative Liabilities:
Investments
Currency forward contracts		$—		$9,598		$		$9,598
Currency swaps		—		16,749			—	16,749
Interest rate swaps		—		175			—	175
Swaptions, exchange traded options and futures contracts		11		3			—	14
Other [a]		—		—			—	—

		11		26,525			—	26,536

Loans
Currency swaps		—		2,969			94	3,063
Interest rate swaps		—		3,370			—	3,370

		—		6,339			94	6,433

Client operations
Currency swaps (including currency forward contracts)		—		25,572			—	25,572
Interest rate swaps		—		2,022			16	2,038

		—		27,594			16	27,610

Borrowings
Currency swaps		—		78,099			1,305	79,404
Interest rate swaps		—		927			142	1,069

		—		79,026			1,447	80,473

Others
Currency swaps		—		550			—	550
Interest rate swaps		—		139			—	139

		—		689			—	689

Total derivative liabilities		$11		$140,173			$1,557	$141,741

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 45

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three months ended September 30, 2016 and September 30, 2015:

In millions of U.S. dollars
	Three Months Ended September 30, 2016			Three Months Ended September 30, 2015
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$165	$(97)	$68	$48	$(16)	$32
Total realized/unrealized mark-to-market gains (losses) in:
Net income	(7)	28	21	(8)	(72)	(80)
Other comprehensive income	4	—	4	12	—	12
Issuances	—	—	—	—	—	—
Settlements	(5)	(1)	(6)	(6)	4	(2)
Transfers, net	(9)	(37)	(46)	(16)	—	(16)

End of the period	$148	$(107)	$41	$30	$(84)	$(54)

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2016 and September 30, 2015, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market gains (losses)	2016	2015
Statement of Income Location Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$2	$(45)

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

The following table provides details of all inter-level transfers during the three months ended September 30, 2016 and September 30, 2015:

In millions of U.S. dollars
	Three Months Ended September 30, 2016		Three Months Ended September 30, 2015
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$84	$(84)	$—	$—
Transfer (out of) into	—	—	—	—

	84	(84)	—	—

Derivative liabilities, net
Transfer (into) out of	$(38)	$38	$—	$—
Transfer out of (into)	—	—	16	(16)

	(38)	38	16	(16)

Transfers, net	$46	$(46)	$16	$(16)

Transfers between Level 3 and Level 2 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2016	Fair Value at June 30, 2016	Valuation Technique	Unobservable input	Range (average), September 30, 2016	Range (average), June 30, 2016
Currency swaps, interest rate swaps	$41	$68	Discounted Cash Flow	Correlations	-37% to 80% (11%)	-37% to 83% (15%)
				Interest rate volatilities	26% to 476% (209%)	28% to 487% (445%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 4, 2016, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2016, an increase in General Reserve by $96 million and a decrease in the Pension Reserve by $24 million.

Subsequent event: On October 7, 2016, IBRD’s Board of Governors approved an immediate transfer to International Development Association (IDA) of $497 million out of the net income earned in the fiscal year ended June 30, 2016. The transfer to IDA was made on October 14, 2016.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 47

Retained earnings comprise the following components at September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	September 30, 2016	June 30, 2016
Special reserve	$293	$293
General reserve	27,021	26,925
Pension reserve	938	962
Surplus	271	271
Cumulative fair value adjustments [a]	(1,048)	(1,679)
Unallocated net income	(302)	1,200
Restricted retained earnings	24	24

Total	$27,197	$27,996

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2016 and September 30, 2015:

In millions of U.S. dollars
	Three Months Ended September 30, 2016				Three Months Ended September 30, 2015
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$118	$33	$18	$169	$98	$26	$15	$139
Interest cost	151	27	13	191	166	28	12	206
Expected return on plan assets	(214)	(33)	—	(247)	(233)	(35)	—	(268)
Amortization of unrecognized prior service costs [a]	1	4	1	6	1	4	1	6
Amortization of unrecognized net actuarial losses [a]	65	6	15	86	19	—	10	29

Net periodic pension cost [b]	$121	$37	$47	$205	$51	$23	$38	$112

of which:
IBRD’s share [b]	$63	$19	$24	$106	$25	$11	$19	$55
IDA’s share	$58	$18	$23	$99	$26	$12	$19	$57

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

At September 30, 2016 and June 30, 2016, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	September 30, 2016
			Derivative Transactions [a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$331	$9,611	$(9,929)	$(792)	$(779)
IFC	204	54	—	—	(236)	22
MIGA	—	4	—	—	(9)	(5)

	$204	$389	$9,611	$(9,929)	$(1,037)	$(762)

In millions of U.S. dollars

	June 30, 2016
			Derivative Transactions [a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$397	$7,942	$(8,214)	$(821)	$(696)
IFC	205	59	—	—	(226)	38
MIGA	—	5	—	—	(9)	(4)

	$205	$461	$7,942	$(8,214)	$(1,056)	$(662)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At September 30, 2016, the loan balance under this facility amounted to $8 million ($9 million—June 30, 2016) and carried a fixed interest rate of 3.96% and maturity of 0.45 years. This loan is not eligible for interest waivers.

IBRD has another facility with IFC under which IFC can borrow up to $300 million. At September 30, 2016, the balance of this loan was $196 million ($196 million—June 30, 2016). This loan is at LIBOR less 25 basis points (0.69% as of September 30, 2016) and is not eligible for interest waivers.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2016, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($3 million—June 30, 2016), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($3 million—June 30, 2016). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2016).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2016, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $390 million ($349 million—three months ended September 30, 2015). Beginning July 1, 2016, the allocation of expenses jointly incurred by IBRD and IDA also includes Contributions to Special Programs.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 49

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing methodology. Amounts are settled quarterly. For the three months ended September 30, 2016, IBRD’s other revenue is net of revenue allocated to IDA of $37 million ($40 million—three months ended September 30, 2015).

For the three months ended September 30, 2016 and September 30, 2015, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended September 30,
	2016	2015
Fees charged to IFC	$16	$16
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the three months ended September 30, 2016 and September 30, 2015:

In millions of U.S. dollars
	Three Months Ended September 30, 2016
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$(5)	$—		$(5)	$(140)
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(507)	—	1	[b]	1	(506)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	—	86	[c]	86	(5,714)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	6	[c]	6	(178)

Total Accumulated Other Comprehensive Loss	$(6,126)	$(5)	$93		$88	$(6,038)

In millions of U.S. dollars
	Three Months Ended September 30, 2015
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$ *	$6	$—		$6	$6
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(509)	—	*	[b]	*	(509)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,022)	—	29	[c]	29	(2,993)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(182)	—	6	[c]	6	(176)

Total Accumulated Other Comprehensive Loss	$(3,213)	$6	$35		$41	$(3,172)

a.	The Cumulative effect of change in accounting principle and the subsequent reclassification of this amount to net income, relate to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Statement of Income.
c.	See Note H—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 51

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2016 and June 30, 2016:

In millions of U.S. dollars
	September 30, 2016			June 30, 2016
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$1,507	$1,507		$1,284	$1,284
Investments-Trading (including Securities purchased under resale agreements)	62,655	62,655		53,522	53,522
Net loans outstanding	168,913	174,458		167,643	172,577
Derivative assets

Investments	35,098	35,098		25,889	25,889

Loans	4,157	4,157		4,096	4,096

Client operations	30,711	30,711		27,573	27,573

Borrowings	84,280	84,280		83,965	83,965

Others	2,475	2,475		2,965	2,965
Liabilities
Borrowings	191,164	191,178	[a]	181,723	181,736	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	1,452	1,452		1,685	1,685
Derivative liabilities

Investments	35,564	35,564		26,536	26,536

Loans	6,493	6,493		6,433	6,433

Client operations	30,752	30,752		27,610	27,610

Borrowings	81,392	81,392		80,473	80,473

Others	673	673		689	689

a.	Includes $14 million ($13 million—June 30, 2016) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of September 30, 2016 and June 30, 2016, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED)

Unrealized mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading portfolio and non-trading portfolios, net for the three months ended September 30, 2016, and September 30, 2015:

In millions of U.S. dollars
	Three Months Ended September 30, 2016			Three Months Ended September 30, 2015
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$13	$20	$33	$22	$(74)	$(52)

Non trading portfolios, net

Loans, including derivatives—Notes D and F	—	175	175 [b]	—	(497)	(497)[b]

Equity management, net	—	(468)	(468)	—	741	741

Borrowings, including derivatives —Notes E and F	1	(610)	(609)[c]	4	513	517 [c]

Other assets/liabilities derivatives	—	(2)	(2)	—	(1)	(1)

Client operations derivatives	—	(5)	(5)	—	(3)	(3)

Total	$1	$(910)	$(909)	$4	$753	$757

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.	Includes $175 million of unrealized mark-to-market gains related to derivatives associated with loans (unrealized mark-to-market losses of $494 million—three months ended September 30, 2015).
c.	Includes $1,048 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market gains of $994 million —three months ended September 30, 2015).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three months ended September 30, 2016, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2016 (UNAUDITED) 53

INDEPENDENT AUDITORS’ REVIEW REPORT

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of September 30, 2016, the related condensed statements of income and comprehensive income for the three-month periods ended September 30, 2016 and 2015 and the related condensed statements of changes in retained earnings and cash flows for the three-month periods ended September 30, 2016 and 2015.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2016

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet as of June 30, 2016, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 4, 2016. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2016, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

November 9, 2016

54

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0121BRL06.65	0000014677	BRL	40,000,000.00	12,300,879.51	7/20/2016	7/27/2016	1/27/2021
BOND/SELL BRL/IBRD/GDIF/0719BRL00.50	0000014671	BRL	13,000,000.00	3,996,802.56	7/19/2016	7/28/2016	7/29/2019
BOND/SELL BRL/IBRD/GDIF/0819BRL07.82	0000014684	BRL	5,000,000.00	1,534,589.65	7/25/2016	8/18/2016	8/19/2019
BOND/SELL BRL/IBRD/GDIF/0818BRL07.92	0000014661	BRL	6,200,000.00	1,898,172.24	7/14/2016	8/25/2016	8/28/2018
BOND/SELL BRL/IBRD/GDIF/0719BRL00.50	0000014768	BRL	22,000,000.00	6,808,510.64	8/26/2016	9/6/2016	7/29/2019
BOND/SELL BRL/IBRD/GDIF/0621BRL00.00	0000014714	BRL	20,000,000.00	6,310,740.88	8/9/2016	9/12/2016	6/2/2021
BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014785	BRL	23,000,000.00	7,063,014.37	9/6/2016	9/26/2016	9/26/2019
BOND/SELL BRL/IBRD/GDIF/0621BRL00.00	0000014778	BRL	22,000,000.00	6,825,832.67	9/1/2016	10/7/2016	6/2/2021
BOND/SELL BRL/IBRD/GDIF/1119BRL07.36	0000014823	BRL	32,000,000.00	9,934,802.86	9/23/2016	10/28/2016	11/13/2019

Sub-total New Borrowings			183,200,000.00	56,673,345.39

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1026AUD03.00	0000014692	AUD	150,000,000.00	112,957,500.00	7/28/2016	8/8/2016	10/19/2026
BOND/SELL AUD/IBRD/GDIF/0121AUD02.80	0000014693	AUD	700,000,000.00	527,135,000.00	7/28/2016	8/8/2016	1/13/2021

Sub-total New Borrowings			850,000,000.00	640,092,500.00

Page 1/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0721CNY02.50	0000014660	CNY	40,000,000.00	5,982,650.31	7/14/2016	7/22/2016	7/22/2021
BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000014709	CNY	60,000,000.00	9,033,627.68	8/5/2016	8/12/2016	12/8/2018
BOND/SELL CNY/IBRD/GDIF/0918CNY03.30	0000014806	CNY	350,000,000.00	52,395,601.76	9/13/2016	9/20/2016	9/20/2018

Sub-total New Borrowings			450,000,000.00	67,411,879.76

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0732EUR00.52	0000014646	EUR	250,000,000.00	276,625,000.00	7/8/2016	7/21/2016	7/21/2032
BOND/SELL EUR/IBRD/GDIF/0826EUR00.001	0000014725	EUR	162,000,000.00	181,002,600.00	8/10/2016	8/25/2016	8/25/2026
BOND/SELL EUR/IBRD/GDIF/0926EUR00.0125	0000014779	EUR	103,000,000.00	115,195,200.00	9/2/2016	9/26/2016	9/18/2026
BOND/SELL EUR/IBRD/GDIF/0926EUR00.01	0000014798	EUR	66,000,000.00	74,325,900.00	9/9/2016	9/26/2016	9/18/2026
BOND/SELL EUR/IBRD/GDIF/0926EUR00.08	0000014801	EUR	65,000,000.00	72,939,750.00	9/12/2016	9/26/2016	9/18/2026
BOND/SELL EUR/IBRD/NSV/0646EUR00.00	0000014643	EUR	60,000,000.00	66,411,000.00	7/6/2016	7/13/2016	6/22/2046
BOND/SELL EUR/IBRD/NSV/0949EUR00.00	0000014763	EUR	61,000,000.00	68,872,050.00	8/25/2016	9/1/2016	9/1/2049

Sub-total New Borrowings			767,000,000.00	855,371,500.00

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0621GBP00.375	0000014784	GBP	650,000,000.00	866,515,000.00	9/6/2016	9/13/2016	6/15/2021

Sub-total New Borrowings			650,000,000.00	866,515,000.00

Page 2/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0718HKD00.91	0000014664	HKD	400,000,000.00	51,585,612.77	7/15/2016	7/25/2016	7/25/2018
BOND/SELL HKD/IBRD/GDIF/0919HKD01.03	0000014812	HKD	150,000,000.00	19,334,880.12	9/15/2016	9/23/2016	9/16/2019

Sub-total New Borrowings			550,000,000.00	70,920,492.90

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014652	INR	300,000,000.00	4,467,277.19	7/12/2016	7/19/2016	4/28/2021
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000014659	INR	300,000,000.00	4,482,964.73	7/14/2016	7/22/2016	7/22/2021
BOND/SELL INR/IBRD/GDIF/0719INR05.08	0000014634	INR	60,000,000.00	890,967.81	7/1/2016	7/28/2016	7/29/2019
BOND/SELL INR/IBRD/GDIF/0719INR05.10	0000014645	INR	180,000,000.00	2,671,019.44	7/7/2016	7/28/2016	7/26/2019
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000014690	INR	300,000,000.00	4,472,271.91	7/28/2016	8/3/2016	7/22/2021
BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014691	INR	300,000,000.00	4,472,271.91	7/28/2016	8/4/2016	4/28/2021
BOND/SELL INR/IBRD/GDIF/0821INR05.25	0000014676	INR	300,000,000.00	4,464,119.64	7/20/2016	8/16/2016	8/17/2021
BOND/SELL INR/IBRD/GDIF/0821INR00.00	0000014723	INR	900,000,000.00	13,495,276.65	8/10/2016	8/19/2016	8/18/2021
BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014741	INR	200,000,000.00	2,995,357.20	8/16/2016	8/23/2016	4/28/2021
BOND/SELL INR/IBRD/GDIF/0819INR05.00	0000014706	INR	250,000,000.00	3,733,851.09	8/4/2016	8/30/2016	8/28/2019
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000014762	INR	300,000,000.00	4,475,107.22	8/25/2016	9/2/2016	7/22/2021
BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014792	INR	200,000,000.00	3,012,955.71	9/7/2016	9/14/2016	4/28/2021

Page 3/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/0921INR05.15	0000014757	INR	300,000,000.00	4,474,106.11	8/23/2016	9/16/2016	9/16/2021
BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014814	INR	200,000,000.00	2,986,188.88	9/15/2016	9/23/2016	4/28/2021
BOND/SELL INR/IBRD/GDIF/1021INR04.82	0000014754	INR	206,000,000.00	3,072,906.96	8/19/2016	9/29/2016	10/5/2021
BOND/SELL INR/IBRD/GDIF/1021INR04.80	0000014765	INR	333,500,000.00	4,973,529.19	8/26/2016	9/29/2016	10/6/2021
BOND/SELL INR/IBRD/GDIF/0919INR04.85	0000014770	INR	1,400,000,000.00	20,878,383.42	8/26/2016	9/29/2016	9/30/2019
BOND/SELL INR/IBRD/GDIF/0919INR04.75	0000014793	INR	200,000,000.00	3,012,955.71	9/7/2016	9/29/2016	9/27/2019
BOND/SELL INR/IBRD/GDIF/0919INR04.61	0000014815	INR	185,000,000.00	2,760,370.04	9/16/2016	9/29/2016	9/30/2019
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000014834	INR	300,000,000.00	4,505,857.61	9/30/2016	10/13/2016	7/22/2021
BOND/SELL INR/IBRD/GDIF/1021INR04.92	0000014822	INR	973,500,000.00	14,607,247.36	9/23/2016	10/28/2016	10/27/2021
BOND/SELL INR/IBRD/GDIF/0621INR00.00	0000014653	INR	300,000,000.00	4,467,277.19	7/12/2016	7/19/2016	6/15/2021
BOND/SELL INR/IBRD/GDIF/0621INR00.00	0000014665	INR	300,000,000.00	4,473,605.73	7/15/2016	7/25/2016	6/15/2021
BOND/SELL INR/IBRD/GDIF/0621INR00.00	0000014701	INR	300,000,000.00	4,479,450.52	8/3/2016	8/12/2016	6/15/2021
BOND/SELL INR/IBRD/GDIF/0523INR00.00A	0000014760	INR	1,000,000,000.00	14,899,798.85	8/24/2016	9/1/2016	5/9/2023

Sub-total New Borrowings			9,588,000,000.00	143,225,118.08

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0118JPYSTR	0000014658	JPY	998,000,000.00	9,468,241.54	7/14/2016	7/25/2016	1/12/2018
BOND/SELL JPY/IBRD/GDIF/0719JPYSTR06	0000014641	JPY	560,000,000.00	5,582,971.94	7/6/2016	7/28/2016	7/29/2019

Page 4/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0218JPYSTR03	0000014738	JPY	18,996,000,000.00	187,902,467.98	8/15/2016	8/23/2016	2/9/2018
BOND/SELL JPY/IBRD/GDIF/0218JPYSTR04	0000014739	JPY	1,010,000,000.00	9,990,602.90	8/15/2016	8/23/2016	2/9/2018
BOND/SELL JPY/IBRD/GDIF/0819JPYSTR	0000014707	JPY	440,000,000.00	4,342,248.10	8/4/2016	8/30/2016	8/28/2019
BOND/SELL JPY/IBRD/GDIF/0819JPYSTR01	0000014753	JPY	300,000,000.00	2,994,609.70	8/19/2016	8/30/2016	8/27/2019
BOND/SELL JPY/IBRD/GDIF/0919JPYSTR01	0000014698	JPY	1,000,000,000.00	9,825,595.68	8/2/2016	9/1/2016	9/3/2019
BOND/SELL JPY/IBRD/GDIF/0318JPYSTR02	0000014796	JPY	4,408,000,000.00	43,387,962.01	9/7/2016	9/15/2016	3/15/2018
BOND/SELL JPY/IBRD/GDIF/0318JPYSTR03	0000014813	JPY	2,450,000,000.00	23,917,606.29	9/15/2016	9/28/2016	3/9/2018
BOND/SELL JPY/IBRD/GDIF/0919JPYSTR02	0000014783	JPY	630,000,000.00	6,098,446.35	9/6/2016	9/29/2016	9/30/2019

Sub-total New Borrowings			30,792,000,000.00	303,510,752.47

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014681	MXN	300,000,000.00	16,097,702.32	7/21/2016	7/28/2016	8/16/2018
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014726	MXN	500,000,000.00	27,203,482.05	8/10/2016	8/17/2016	8/16/2018
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014831	MXN	500,000,000.00	25,721,487.73	9/29/2016	10/6/2016	8/16/2018

Sub-total New Borrowings			1,300,000,000.00	69,022,672.10

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014662	RUB	500,000,000.00	7,908,314.17	7/15/2016	7/26/2016	3/5/2019
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014728	RUB	1,500,000,000.00	23,173,180.91	8/10/2016	8/22/2016	8/22/2018
BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000014803	RUB	1,000,000,000.00	15,449,646.51	9/13/2016	9/20/2016	9/16/2019

Sub-total New Borrowings			3,000,000,000.00	46,531,141.59

Page 5/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0820TRY07.80	0000014649	TRY	4,500,000.00	1,552,420.05	7/11/2016	8/16/2016	8/17/2020
BOND/SELL TRY/IBRD/GDIF/1019TRY08.00	0000014816	TRY	4,000,000.00	1,344,492.62	9/16/2016	10/13/2016	10/15/2019

Sub-total New Borrowings			8,500,000.00	2,896,912.67

United States Dollar
BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000014636	USD	175,000,000.00	175,000,000.00	7/5/2016	7/12/2016	2/11/2021
BOND/SELL USD/IBRD/GDIF/0819USD00.875	0000014642	USD	5,000,000,000.00	5,000,000,000.00	7/6/2016	7/13/2016	8/15/2019
BOND/SELL USD/IBRD/GDIF/0718USDSTR02	0000014635	USD	21,000,000.00	21,000,000.00	7/1/2016	7/15/2016	7/15/2018
BOND/SELL USD/IBRD/GDIF/0746USDSTR03	0000014650	USD	100,000,000.00	100,000,000.00	7/11/2016	7/25/2016	7/25/2046
BOND/SELL USD/IBRD/GDIF/0721USD01.30	0000014670	USD	25,000,000.00	25,000,000.00	7/18/2016	7/26/2016	7/26/2021
BOND/SELL USD/IBRD/GDIF/0746USDSTR01	0000014644	USD	50,000,000.00	50,000,000.00	7/6/2016	7/27/2016	7/27/2046
BOND/SELL USD/IBRD/GDIF/0726USDSTR05	0000014666	USD	50,000,000.00	50,000,000.00	7/15/2016	7/27/2016	7/27/2026
BOND/SELL USD/IBRD/GDIF/0118USDFRN	0000014669	USD	50,000,000.00	50,000,000.00	7/18/2016	7/27/2016	1/26/2018
BOND/SELL USD/IBRD/GDIF/1119USD01.05	0000014678	USD	30,000,000.00	30,000,000.00	7/20/2016	7/28/2016	11/27/2019

Page 6/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/1220USD01.20	0000014679	USD	40,000,000.00	40,000,000.00	7/20/2016	7/28/2016	12/1/2020
BOND/SELL USD/IBRD/GDIF/0846USDSTR	0000014667	USD	100,000,000.00	100,000,000.00	7/18/2016	8/1/2016	8/1/2046
BOND/SELL USD/IBRD/GDIF/0846USDSTR01	0000014668	USD	50,000,000.00	50,000,000.00	7/18/2016	8/1/2016	8/1/2046
BOND/SELL USD/IBRD/GDIF/1217USD00.77	0000014685	USD	10,000,000.00	10,000,000.00	7/25/2016	8/1/2016	12/1/2017
BOND/SELL USD/IBRD/GDIF/1119USDSTR07	0000014657	USD	15,000,000.00	15,000,000.00	7/13/2016	8/8/2016	11/8/2019
BOND/SELL USD/IBRD/GDIF/1020USD01.125	0000014703	USD	1,500,000,000.00	1,500,000,000.00	8/3/2016	8/10/2016	8/10/2020
BOND/SELL USD/IBRD/GDIF/0826USDSTR	0000014647	USD	397,314,000.00	397,314,000.00	7/8/2016	8/11/2016	8/11/2026
BOND/SELL USD/IBRD/GDIF/0826USDSTR03	0000014708	USD	2,835,000.00	2,835,000.00	8/4/2016	8/12/2016	8/15/2026
BOND/SELL USD/IBRD/GDIF/0218USDFRN	0000014715	USD	25,000,000.00	25,000,000.00	8/9/2016	8/16/2016	2/16/2018
BOND/SELL USD/IBRD/GDIF/0820USDSTR01	0000014716	USD	100,000,000.00	100,000,000.00	8/9/2016	8/16/2016	8/16/2020
BOND/SELL USD/IBRD/GDIF/0836USDSTR	0000014711	USD	20,000,000.00	20,000,000.00	8/8/2016	8/17/2016	8/17/2036
BOND/SELL USD/IBRD/GDIF/0819USDSTR03	0000014737	USD	99,450,000.00	99,450,000.00	8/15/2016	8/18/2016	8/19/2019
BOND/SELL USD/IBRD/GDIF/0326USDSTR02	0000014734	USD	5,000,000.00	5,000,000.00	8/12/2016	8/19/2016	3/29/2026
BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000014742	USD	100,000,000.00	100,000,000.00	8/16/2016	8/23/2016	2/11/2021
BOND/SELL USD/IBRD/GDIF/0826USDSTR02	0000014700	USD	20,000,000.00	20,000,000.00	8/2/2016	8/24/2016	8/24/2026
BOND/SELL USD/IBRD/GDIF/1217USD00.74	0000014744	USD	50,000,000.00	50,000,000.00	8/17/2016	8/24/2016	12/29/2017
BOND/SELL USD/IBRD/GDIF/0826USDSTR01	0000014688	USD	50,000,000.00	50,000,000.00	7/26/2016	8/25/2016	8/25/2026
BOND/SELL USD/IBRD/GDIF/0831USDSTR	0000014705	USD	50,000,000.00	50,000,000.00	8/3/2016	8/25/2016	8/25/2031

Page 7/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0926USDSTR	0000014773	USD	1,000,000.00	1,000,000.00	8/29/2016	9/2/2016	9/15/2026
BOND/SELL USD/IBRD/GDIF/0921USDSTR02	0000014747	USD	50,000,000.00	50,000,000.00	8/18/2016	9/7/2016	9/7/2021
BOND/SELL USD/IBRD/GDIF/0936USDSTR02	0000014758	USD	7,000,000.00	7,000,000.00	8/23/2016	9/15/2016	9/16/2036
BOND/SELL USD/IBRD/GDIF/0926USDSTR01	0000014782	USD	10,000,000.00	10,000,000.00	8/31/2016	9/16/2016	9/16/2026
BOND/SELL USD/IBRD/GDIF/0918USDFRNA	0000014774	USD	25,000,000.00	25,000,000.00	8/30/2016	9/19/2016	9/19/2018
BOND/SELL USD/IBRD/GDIF/0819USDSTR03	0000014809	USD	41,921,000.00	41,921,000.00	9/14/2016	9/19/2016	8/19/2019
BOND/SELL USD/IBRD/GDIF/0921USD01.375	0000014804	USD	3,500,000,000.00	3,500,000,000.00	9/13/2016	9/20/2016	9/20/2021
BOND/SELL USD/IBRD/GDIF/0931USDSTR	0000014772	USD	25,000,000.00	25,000,000.00	8/29/2016	9/26/2016	9/26/2031
BOND/SELL USD/IBRD/GDIF/0931USDSTR01	0000014810	USD	25,000,000.00	25,000,000.00	9/15/2016	9/26/2016	9/26/2031
BOND/SELL USD/IBRD/GDIF/1017USD00.75	0000014818	USD	100,000,000.00	100,000,000.00	9/19/2016	9/26/2016	10/26/2017
BOND/SELL USD/IBRD/GDIF/1017USD00.748	0000014819	USD	100,000,000.00	100,000,000.00	9/22/2016	9/29/2016	10/24/2017
BOND/SELL USD/IBRD/GDIF/0919USDSTR07	0000014811	USD	300,000,000.00	300,000,000.00	9/15/2016	9/30/2016	9/30/2019
BOND/SELL USD/IBRD/GDIF/1021USDSTR02	0000014832	USD	550,000,000.00	550,000,000.00	9/30/2016	10/5/2016	10/8/2021
BOND/SELL USD/IBRD/GDIF/1021USDSTR03	0000014833	USD	150,000,000.00	150,000,000.00	9/30/2016	10/5/2016	10/8/2021
BOND/SELL USD/IBRD/GDIF/1026USDSTR	0000014820	USD	5,000,000.00	5,000,000.00	9/22/2016	10/20/2016	10/20/2026
BOND/SELL USD/IBRD/GDIF/1021USDSTR01	0000014830	USD	15,000,000.00	15,000,000.00	9/29/2016	10/27/2016	10/27/2021
BOND/SELL USD/IBRD/GDIF/0746USDSTR	0000014638	USD	126,778,898.34	126,778,898.34	7/5/2016	7/19/2016	7/19/2046
BOND/SELL USD/IBRD/GDIF/0746USDSTR02	0000014648	USD	67,350,000.00	67,350,000.00	7/8/2016	7/22/2016	7/22/2046

Page 8/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/MCL/0741USD00.00	0000014673	USD	104,976,000.00	104,976,000.00	7/19/2016	7/27/2016	7/27/2041
BOND/SELL USD/IBRD/GDIF/0746USDSTR04	0000014680	USD	68,430,000.00	68,430,000.00	7/21/2016	7/29/2016	7/29/2046
BOND/SELL USD/IBRD/GDIF/0846USDSTR02	0000014704	USD	121,363,125.00	121,363,125.00	8/3/2016	8/10/2016	8/10/2046
BOND/SELL USD/IBRD/GDIF/0846USDSTR04	0000014713	USD	48,971,227.54	48,971,227.54	8/8/2016	8/16/2016	8/16/2046
BOND/SELL USD/IBRD/GDIF/0846USDSTR03	0000014712	USD	115,100,000.00	115,100,000.00	8/8/2016	8/22/2016	8/22/2046
BOND/SELL USD/IBRD/GDIF/0846USDSTR05	0000014750	USD	111,500,000.00	111,500,000.00	8/19/2016	8/26/2016	8/26/2046
BOND/SELL USD/IBRD/GDIF/0946USDSTR	0000014767	USD	46,604,257.72	46,604,257.72	8/26/2016	9/2/2016	9/2/2046
BOND/SELL USD/IBRD/GDIF/0946USDSTR01	0000014769	USD	43,760,000.00	43,760,000.00	8/26/2016	9/2/2016	9/2/2046
BOND/SELL USD/IBRD/GDIF/0946USDSTR02	0000014780	USD	119,260,030.00	119,260,030.00	9/2/2016	9/13/2016	9/13/2046
BOND/SELL USD/IBRD/GDIF/0946USDSTR03	0000014781	USD	118,394,180.00	118,394,180.00	9/2/2016	9/13/2016	9/13/2046
BOND/SELL USD/IBRD/GDIF/0946USDSTR04	0000014799	USD	110,300,000.00	110,300,000.00	9/9/2016	9/22/2016	9/22/2046
BOND/SELL USD/IBRD/GDIF/0946USDSTR05	0000014807	USD	119,608,085.00	119,608,085.00	9/12/2016	9/22/2016	9/22/2046
BOND/SELL USD/IBRD/GDIF/0936USDSTR03	0000014797	USD	16,660,000.00	16,660,000.00	9/9/2016	9/23/2016	9/23/2036
BOND/SELL USD/IBRD/GDIF/0926USDSTR02	0000014824	USD	1,030,000.00	1,030,000.00	9/23/2016	9/30/2016	9/30/2026

Sub-total New Borrowings			14,380,605,803.60	14,380,605,803.60

Special Drawing Right
BOND/SELL XDR/IBRD/MULAN/0919XDR00.49	0000014776	SDR	500,000,000.00	697,170,000.00	8/31/2016	9/2/2016	9/2/2019

Sub-total New Borrowings			500,000,000.00	697,170,000.00

Page 9/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0220ZAR07.18	0000014663	ZAR	22,000,000.00	1,531,047.20	7/15/2016	8/25/2016	2/26/2020
BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000014786	ZAR	50,000,000.00	3,527,710.16	9/6/2016	9/26/2016	9/26/2019
BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000014829	ZAR	75,000,000.00	5,423,189.56	9/29/2016	10/7/2016	9/26/2019
BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014637	ZAR	150,000,000.00	10,200,612.04	7/5/2016	7/13/2016	6/20/2024
BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014654	ZAR	150,000,000.00	10,471,204.19	7/12/2016	7/21/2016	6/20/2024
BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014674	ZAR	450,000,000.00	31,340,975.89	7/19/2016	7/27/2016	6/20/2024
BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014672	ZAR	180,000,000.00	12,536,390.36	7/19/2016	7/28/2016	7/29/2019
BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014695	ZAR	300,000,000.00	21,141,649.05	7/29/2016	8/8/2016	6/20/2024
BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014724	ZAR	300,000,000.00	22,552,999.55	8/10/2016	8/19/2016	6/20/2024
BOND/SELL ZAR/IBRD/GDIF/0823ZAR00.00	0000014689	ZAR	180,000,000.00	12,640,005.62	7/28/2016	8/23/2016	8/2/2023
BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014745	ZAR	85,000,000.00	6,391,361.89	8/18/2016	8/26/2016	7/29/2019
BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014755	ZAR	150,000,000.00	10,993,843.45	8/22/2016	8/31/2016	6/20/2024
BOND/SELL ZAR/IBRD/GDIF/0924ZAR00.00	0000014759	ZAR	300,000,000.00	22,193,863.40	8/23/2016	9/1/2016	9/20/2024
BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014761	ZAR	85,000,000.00	6,024,950.38	8/24/2016	9/2/2016	7/29/2019

Page 10/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014775	ZAR	100,000,000.00	6,898,930.67	8/31/2016	9/9/2016	7/29/2019
BOND/SELL ZAR/IBRD/GDIF/0924ZAR00.00	0000014808	ZAR	300,000,000.00	20,995,611.92	9/13/2016	9/23/2016	9/20/2024
BOND/SELL ZAR/IBRD/GDIF/0823ZAR00.00	0000014777	ZAR	70,000,000.00	4,771,057.40	9/1/2016	10/7/2016	8/2/2023
BOND/SELL ZAR/IBRD/GDIF/0924ZAR00.00	0000014835	ZAR	300,000,000.00	21,605,349.48	9/30/2016	10/11/2016	9/20/2024

Sub-total New Borrowings			3,247,000,000.00	231,240,752.19

Total New Borrrowings				18,431,187,870.74

Page 11/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0816AUD03.50	0000011199	AUD	-2,494,000.00	-1,904,044.30	2/3/2012	2/27/2012	8/26/2016
BOND/SELL AUD/IBRD/GDIF/0916AUD04.11	0000011236	AUD	-20,600,000.00	-15,455,150.00	2/21/2012	3/12/2012	9/12/2016
BOND/SELL AUD/IBRD/GDIF/0916AUD03.15	0000011580	AUD	-20,000,000.00	-15,075,000.00	8/23/2012	9/13/2012	9/13/2016
BOND/SELL AUD/IBRD/GDIF/0916AUD02.85	0000011598	AUD	-113,000,000.00	-86,106,000.00	9/4/2012	9/25/2012	9/26/2016

Sub-total Maturing Borrowings			-156,094,000.00	-118,540,194.30

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0916BRL06.00	0000012128	BRL	-100,000,000.00	-29,911,014.73	3/5/2013	3/15/2013	9/15/2016
BOND/SELL BRL/IBRD/GDIF/0916BRL06.00	0000012214	BRL	-100,000,000.00	-29,911,014.73	4/2/2013	4/8/2013	9/15/2016
BOND/SELL BRL/IBRD/GDIF/0916BRL06.00	0000012336	BRL	-50,000,000.00	-14,955,507.37	5/16/2013	5/22/2013	9/15/2016
BOND/SELL BRL/IBRD/GDIF/0916BRL06.00	0000012400	BRL	-50,000,000.00	-14,955,507.37	5/31/2013	6/7/2013	9/15/2016
BOND/SELL BRL/IBRD/GDIF/0916BRL00.50	0000012568	BRL	-170,000,000.00	-51,958,372.17	8/20/2013	9/12/2013	9/12/2016

Sub-total Maturing Borrowings			-470,000,000.00	-141,691,416.37

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0916CNY02.375	0000013293	CNY	-500,000,000.00	-74,973,197.08	9/19/2014	9/26/2014	9/26/2016
BOND/SELL CNY/IBRD/GDIF/0916CNY02.375	0000013328	CNY	-250,000,000.00	-37,486,598.54	10/10/2014	10/20/2014	9/26/2016

Sub-total Maturing Borrowings			-750,000,000.00	-112,459,795.62

Page 12/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0716EUR02.25	0000010821	EUR	-20,000,000.00	-22,170,000.00	7/5/2011	7/13/2011	7/13/2016
BOND/SELL EUR/IBRD/GDIF/0716EUR00.01	0000011490	EUR	-34,000,000.00	-37,442,500.00	7/6/2012	7/20/2012	7/20/2016
BOND/SELL EUR/IBRD/GDIF/0916EUR00.095	0000011573	EUR	-25,000,000.00	-27,917,500.00	8/21/2012	9/6/2012	9/6/2016
BOND/SELL EUR/IBRD/GDIF/0716EUR0.153	0000012481	EUR	-23,000,000.00	-25,436,850.00	7/4/2013	7/19/2013	7/19/2016
BOND/SELL EUR/IBRD/GDIF/0716EUR00.023	0000012490	EUR	-23,000,000.00	-25,436,850.00	7/10/2013	7/19/2013	7/19/2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.073	0000012500	EUR	-23,000,000.00	-25,494,350.00	7/17/2013	8/9/2013	8/9/2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.102	0000012509	EUR	-23,000,000.00	-25,494,350.00	7/23/2013	8/9/2013	8/9/2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.185	0000012539	EUR	-23,000,000.00	-26,065,900.00	8/6/2013	8/23/2013	8/23/2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.182	0000012548	EUR	-34,000,000.00	-38,532,200.00	8/12/2013	8/23/2013	8/23/2016

Sub-total Maturing Borrowings			-228,000,000.00	-253,990,500.00

Page 13/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0816NZD04.50	0000010876	NZD	-300,000,000.00	-218,625,000.00	8/3/2011	8/16/2011	8/16/2016
BOND/SELL NZD/IBRD/GDIF/0816NZD04.50	0000011218	NZD	-325,000,000.00	-236,843,750.00	2/8/2012	2/16/2012	8/16/2016

Sub-total Maturing Borrowings			-625,000,000.00	-455,468,750.00

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0916RUB06.00	0000012597	RUB	-380,000,000.00	-5,782,132.30	9/6/2013	9/12/2013	9/2/2016
BOND/SELL RUB/IBRD/GDIF/0916RUB06.00	0000012640	RUB	-250,000,000.00	-3,804,034.41	9/26/2013	10/2/2013	9/2/2016

Sub-total Maturing Borrowings			-630,000,000.00	-9,586,166.70

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0816ZAR07.68	0000007519	ZAR	-55,000,000.00	-4,134,716.58	6/29/2006	7/27/2006	8/10/2016
BOND/SELL ZAR/IBRD/GDIF/0916ZAR00.50	0000010930	ZAR	-1,371,300,000.00	-96,750,978.94	8/25/2011	9/2/2011	9/6/2016

Sub-total Maturing Borrowings			-1,426,300,000.00	-100,885,695.52

Page 14/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/MLT/0916USD08.25	0000000512	USD	-214,000,000.00	-214,000,000.00	9/2/1986	9/2/1986	9/1/2016
BOND/SELL USD/IBRD/GDIF/0916USD01.00	0000010894	USD	-3,250,000,000.00	-3,250,000,000.00	8/16/2011	8/24/2011	9/15/2016
BOND/SELL USD/IBRD/GDIF/0916USD01.00	0000010971	USD	-300,000,000.00	-300,000,000.00	9/21/2011	9/28/2011	9/15/2016
BOND/SELL USD/IBRD/GDIF/0716USD00.356	0000011809	USD	-38,000,000.00	-38,000,000.00	11/27/2012	12/14/2012	7/14/2016
BOND/SELL USD/IBRD/GDIF/0716USDFRNA	0000013121	USD	-250,000,000.00	-250,000,000.00	7/1/2014	7/8/2014	7/8/2016
BOND/SELL USD/IBRD/GDIF/0916USD00.65	0000013282	USD	-250,000,000.00	-250,000,000.00	9/17/2014	9/23/2014	9/23/2016
BOND/SELL USD/IBRD/GDIF/0916USD00.625	0000013292	USD	-750,000,000.00	-750,000,000.00	9/19/2014	9/26/2014	9/26/2016
BOND/SELL USD/IBRD/GDIF/0716USD00.45	0000013912	USD	-500,000,000.00	-500,000,000.00	6/18/2015	6/26/2015	7/19/2016
BOND/SELL USD/IBRD/GDIF/0716USDFRNB	0000013916	USD	-250,000,000.00	-250,000,000.00	6/19/2015	6/26/2015	7/26/2016
BOND/SELL USD/IBRD/GDIF/0716USDFRNC	0000013918	USD	-250,000,000.00	-250,000,000.00	6/22/2015	6/29/2015	7/22/2016
BOND/SELL USD/IBRD/GDIF/0716USD00.00	0000007525	USD	-7,000,000.00	-7,000,000.00	7/6/2006	7/27/2006	7/27/2016

Sub-total Maturing Borrowings - United States Dollar			-6,059,000,000.00	-6,059,000,000.00

Total Maturing Borrowings				-7,251,622,518.52

Page 15/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0219BRL10.10	0000014702	BRL	-9,180,000.00	-2,916,878.50	8/3/2016	8/10/2016	2/28/2019
BOND/BUY BRL/IBRD/GDIF/1017BRL09.00	0000014717	BRL	-25,100,000.00	-7,832,368.59	8/9/2016	8/17/2016	10/30/2017
BOND/BUY BRL/IBRD/GDIF/0417BRL09.30	0000014718	BRL	-25,500,000.00	-7,957,187.21	8/9/2016	8/17/2016	4/28/2017
BOND/BUY BRL/IBRD/GDIF/0317BRL08.55	0000014719	BRL	-22,800,000.00	-7,114,661.51	8/9/2016	8/17/2016	3/28/2017
BOND/BUY BRL/IBRD/GDIF/0417BRL08.13	0000014720	BRL	-19,560,000.00	-6,103,630.66	8/9/2016	8/17/2016	4/28/2017
BOND/BUY BRL/IBRD/GDIF/0617BRL09.15	0000014721	BRL	-19,500,000.00	-6,084,907.87	8/9/2016	8/17/2016	6/28/2017
BOND/BUY BRL/IBRD/GDIF/1117BRL09.00	0000014722	BRL	-19,100,000.00	-5,960,089.25	8/9/2016	8/17/2016	11/28/2017
BOND/BUY BRL/IBRD/GDIF/0717BRL09.30	0000014729	BRL	-18,500,000.00	-5,772,861.31	8/11/2016	8/17/2016	7/28/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL05.73	0000014730	BRL	-17,800,000.00	-5,554,428.72	8/11/2016	8/17/2016	5/30/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL08.43	0000014732	BRL	-17,500,000.00	-5,460,814.75	8/11/2016	8/17/2016	5/30/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL09.51	0000014733	BRL	-18,100,000.00	-5,648,042.69	8/11/2016	8/17/2016	5/30/2017
BOND/BUY BRL/IBRD/GDIF/0917BRL08.97	0000014751	BRL	-25,900,000.00	-8,015,473.89	8/19/2016	8/26/2016	9/28/2017
BOND/BUY BRL/IBRD/GDIF/0817BRL09.21	0000014752	BRL	-17,200,000.00	-5,323,017.41	8/19/2016	8/26/2016	8/29/2017
BOND/BUY BRL/IBRD/GDIF/0617BRL05.88	0000014787	BRL	-16,580,000.00	-5,000,527.80	9/6/2016	9/14/2016	6/28/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL07.86	0000014788	BRL	-15,300,000.00	-4,614,479.82	9/6/2016	9/14/2016	5/26/2017

Page 16/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY BRL/IBRD/GDIF/0417BRL05.64	0000014789	BRL	-12,960,000.00	-3,908,735.84	9/6/2016	9/14/2016	4/28/2017
BOND/BUY BRL/IBRD/GDIF/0318BRL09.57	0000014790	BRL	-10,800,000.00	-3,257,279.87	9/6/2016	9/14/2016	3/28/2018
BOND/BUY BRL/IBRD/GDIF/0817BRL08.70	0000014794	BRL	-16,900,000.00	-5,097,039.80	9/7/2016	9/14/2016	8/29/2017

Sub-total early Retirements			-328,280,000.00	-101,622,425.47

Indian Rupees
BOND/BUY INR/IBRD/GDIF/0618INR05.41	0000014655	INR	-64,900,000.00	-966,564.90	7/12/2016	7/19/2016	6/29/2018
BOND/BUY INR/IBRD/GDIF/0919INR05.60	0000014727	INR	-87,700,000.00	-1,308,223.01	8/10/2016	8/19/2016	9/30/2019

Sub-total early Retirements			-152,600,000.00	-2,274,787.91

Euro
BOND/BUY EUR/IBRD/GDIF/0720EURSTR	0000014620	EUR	-100,000,000.00	-111,370,000.00	6/24/2016	7/15/2016	7/15/2020

Sub-total early Retirements			-100,000,000.00	-111,370,000.00

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR	0000014682	JPY	-1,000,000,000.00	-9,868,745.68	7/21/2016	8/4/2016	2/4/2038
BOND/BUY JPY/IBRD/GDIF/0221JPYSTR05	0000014740	JPY	-440,000,000.00	-4,379,634.70	8/15/2016	8/26/2016	2/26/2021
BOND/BUY JPY/IBRD/GDIF/0619JPYSTR04	0000014802	JPY	-550,000,000.00	-5,460,412.01	9/12/2016	9/28/2016	6/28/2019

Sub-total early Retirements			-1,990,000,000.00	-19,708,792.39

Page 17/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira
BOND/BUY TRY/IBRD/GDIF/0518TRY09.54	0000014746	TRY	-25,570,000.00	-8,704,384.53	8/18/2016	8/26/2016	5/29/2018
BOND/BUY TRY/IBRD/GDIF/0917TRY07.62	0000014748	TRY	-22,820,000.00	-7,768,246.19	8/18/2016	8/26/2016	9/19/2017

Sub-total early Retirements			-48,390,000.00	-16,472,630.72

United States Dollar
BOND/BUY USD/IBRD/GDIF/0421USDSTR02	0000014599	USD	-100,000,000.00	-100,000,000.00	6/15/2016	7/5/2016	4/4/2021
BOND/BUY USD/IBRD/GDIF/0121USDSTR02	0000014621	USD	-1,003,000.00	-1,003,000.00	6/27/2016	7/15/2016	1/15/2021
BOND/BUY USD/IBRD/GDIF/0425USDSTR01	0000014622	USD	-50,000,000.00	-50,000,000.00	6/27/2016	7/15/2016	4/15/2025
BOND/BUY USD/IBRD/GDIF/0420USDSTR05	0000014639	USD	-30,000,000.00	-30,000,000.00	7/5/2016	7/25/2016	4/25/2020
BOND/BUY USD/IBRD/GDIF/0821USDSTR01	0000014683	USD	-7,688,000.00	-7,688,000.00	7/22/2016	8/11/2016	8/11/2021
BOND/BUY USD/IBRD/GDIF/1120USDSTR03	0000014686	USD	-100,000,000.00	-100,000,000.00	7/26/2016	8/16/2016	11/16/2020
BOND/BUY USD/IBRD/GDIF/0221USDSTR01	0000014687	USD	-100,000,000.00	-100,000,000.00	7/26/2016	8/16/2016	2/16/2021
BOND/BUY USD/IBRD/GDIF/0530USDSTR01	0000014696	USD	-10,000,000.00	-10,000,000.00	8/1/2016	8/22/2016	5/20/2030
BOND/BUY USD/IBRD/GDIF/0221USDSTR02	0000014699	USD	-200,000,000.00	-200,000,000.00	8/2/2016	8/23/2016	2/23/2021
BOND/BUY USD/IBRD/GDIF/0328USDSTR01	0000014735	USD	-15,000,000.00	-15,000,000.00	8/12/2016	9/6/2016	3/6/2028
BOND/BUY USD/IBRD/GDIF/0622USDSTR02	0000014736	USD	-100,000,000.00	-100,000,000.00	8/12/2016	9/6/2016	6/6/2022

Page 18/19

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY USD/IBRD/GDIF/0820USDSTR	0000014743	USD	-150,000,000.00	-150,000,000.00	8/16/2016	9/8/2016	9/8/2020
BOND/BUY USD/IBRD/GDIF/0918USDSTR02	0000014749	USD	-100,000,000.00	-100,000,000.00	8/18/2016	9/12/2016	9/11/2018
BOND/BUY USD/IBRD/GDIF/0622USDSTR03	0000014756	USD	-100,000,000.00	-100,000,000.00	8/23/2016	9/15/2016	6/15/2022
BOND/BUY USD/IBRD/GDIF/0321USDSTR01	0000014764	USD	-100,000,000.00	-100,000,000.00	8/25/2016	9/19/2016	3/18/2021
BOND/BUY USD/IBRD/GDIF/0920USDSTR01	0000014766	USD	-30,000,000.00	-30,000,000.00	8/26/2016	9/19/2016	9/17/2020
BOND/BUY USD/IBRD/GDIF/0621USDSTR02	0000014771	USD	-100,000,000.00	-100,000,000.00	8/26/2016	9/20/2016	6/20/2021
BOND/BUY USD/IBRD/GDIF/0927USDSTR01	0000014795	USD	-20,000,000.00	-20,000,000.00	9/7/2016	9/27/2016	9/27/2027
BOND/BUY USD/IBRD/GDIF/0223USD00.50	0000014821	USD	-20,000,000.00	-20,000,000.00	9/22/2016	9/29/2016	2/7/2023
BOND/BUY USD/IBRD/GDIF/0920USDSTR02	0000014800	USD	-25,000,000.00	-25,000,000.00	9/9/2016	9/30/2016	9/30/2020
BOND/BUY USD/IBRD/GDIF/0745USDSTR	0000014640	USD	-64,308,934.61	-64,308,934.61	7/5/2016	7/22/2016	7/22/2045
BOND/BUY USD/IBRD/GDIF/0742USDSTR	0000014651	USD	-171,900,000.00	-171,900,000.00	7/12/2016	8/1/2016	7/31/2042
BOND/BUY USD/IBRD/GDIF/0842USDSTR	0000014675	USD	-164,000,000.00	-164,000,000.00	7/20/2016	8/8/2016	8/8/2042

Sub-total early Retirements - United States Dollar			-1,758,899,934.61	-1,758,899,934.61

Total Early Retirements				-2,010,348,571.10

Page 19/19

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010338271	USD	120,000,000.00	120,000,000.00	7/5/2016	7/5/2016	7/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010338272	USD	43,000,000.00	43,000,000.00	7/5/2016	7/5/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010338273	USD	13,000,000.00	13,000,000.00	7/5/2016	7/5/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010338275	USD	120,000,000.00	120,000,000.00	7/5/2016	7/5/2016	7/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010338276	USD	279,000,000.00	279,000,000.00	7/5/2016	7/5/2016	7/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010338291	USD	120,000,000.00	120,000,000.00	7/6/2016	7/6/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010338296	USD	134,000,000.00	134,000,000.00	7/6/2016	7/6/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010338330	USD	5,000,000.00	5,000,000.00	7/6/2016	7/6/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010338331	USD	120,000,000.00	120,000,000.00	7/6/2016	7/6/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JUL16	0010338376	USD	120,000,000.00	120,000,000.00	7/7/2016	7/7/2016	7/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010338377	USD	200,000,000.00	200,000,000.00	7/7/2016	7/7/2016	8/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010338378	USD	14,000,000.00	14,000,000.00	7/7/2016	7/7/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JUL16	0010338406	USD	120,000,000.00	120,000,000.00	7/7/2016	7/7/2016	7/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010338408	USD	27,000,000.00	27,000,000.00	7/7/2016	7/7/2016	9/8/2016

Page 1/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010338415	USD	8,000,000.00	8,000,000.00	7/7/2016	7/7/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010338464	USD	173,000,000.00	173,000,000.00	7/8/2016	7/8/2016	8/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JUL16	0010338483	USD	10,745,000.00	10,745,000.00	7/8/2016	7/8/2016	7/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JUL16	0010338611	USD	120,000,000.00	120,000,000.00	7/11/2016	7/11/2016	7/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JUL16	0010338612	USD	120,000,000.00	120,000,000.00	7/11/2016	7/11/2016	7/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS5AUG16	0010338633	USD	100,000,000.00	100,000,000.00	7/11/2016	7/11/2016	8/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010338634	USD	150,000,000.00	150,000,000.00	7/11/2016	7/11/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS9SEP16	0010338639	USD	3,000,000.00	3,000,000.00	7/11/2016	7/11/2016	9/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010338650	USD	6,000,000.00	6,000,000.00	7/11/2016	7/11/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010338748	USD	1,000,000.00	1,000,000.00	7/12/2016	7/12/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS12AUG16	0010338659	USD	30,000,000.00	30,000,000.00	7/11/2016	7/13/2016	8/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010338926	USD	2,000,000.00	2,000,000.00	7/14/2016	7/14/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS16AUG16	0010338957	USD	6,400,000.00	6,400,000.00	7/14/2016	7/15/2016	8/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010339057	USD	8,000,000.00	8,000,000.00	7/15/2016	7/15/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339248	USD	100,000,000.00	100,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339252	USD	100,000,000.00	100,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339255	USD	1,000,000.00	1,000,000.00	7/18/2016	7/18/2016	8/18/2016

Page 2/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339258	USD	130,000,000.00	130,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010339261	USD	6,000,000.00	6,000,000.00	7/18/2016	7/18/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339264	USD	20,000,000.00	20,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010339265	USD	30,000,000.00	30,000,000.00	7/18/2016	7/19/2016	4/17/2017
DIN/SELL USD/IBRD/DIN IBRDUS20JUL16	0010339289	USD	100,000,000.00	100,000,000.00	7/19/2016	7/19/2016	7/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JUL16	0010339290	USD	120,000,000.00	120,000,000.00	7/19/2016	7/19/2016	7/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339291	USD	2,000,000.00	2,000,000.00	7/19/2016	7/19/2016	8/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010339299	USD	86,000,000.00	86,000,000.00	7/19/2016	7/19/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010339314	USD	100,000,000.00	100,000,000.00	7/19/2016	7/19/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339320	USD	12,000,000.00	12,000,000.00	7/19/2016	7/19/2016	8/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339321	USD	50,000,000.00	50,000,000.00	7/19/2016	7/19/2016	8/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JUL16	0010339344	USD	120,000,000.00	120,000,000.00	7/20/2016	7/20/2016	7/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JUL16	0010339345	USD	100,000,000.00	100,000,000.00	7/20/2016	7/20/2016	7/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010339357	USD	150,000,000.00	150,000,000.00	7/20/2016	7/20/2016	8/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010339358	USD	100,000,000.00	100,000,000.00	7/20/2016	7/20/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS22JUL16	0010339408	USD	120,000,000.00	120,000,000.00	7/21/2016	7/21/2016	7/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22JUL16	0010339409	USD	120,000,000.00	120,000,000.00	7/21/2016	7/21/2016	7/22/2016

Page 3/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339410	USD	5,000,000.00	5,000,000.00	7/21/2016	7/21/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010339411	USD	17,000,000.00	17,000,000.00	7/21/2016	7/21/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010339412	USD	100,000,000.00	100,000,000.00	7/21/2016	7/21/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010339364	USD	10,000,000.00	10,000,000.00	7/20/2016	7/22/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339432	USD	21,000,000.00	21,000,000.00	7/22/2016	7/22/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JUL16	0010339433	USD	120,000,000.00	120,000,000.00	7/22/2016	7/22/2016	7/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010339434	USD	60,537,000.00	60,537,000.00	7/22/2016	7/22/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JUL16	0010339444	USD	100,000,000.00	100,000,000.00	7/22/2016	7/22/2016	7/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JUL16	0010339445	USD	15,000,000.00	15,000,000.00	7/22/2016	7/22/2016	7/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010339446	USD	17,000,000.00	17,000,000.00	7/22/2016	7/22/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339447	USD	12,000,000.00	12,000,000.00	7/22/2016	7/22/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010339448	USD	10,000,000.00	10,000,000.00	7/22/2016	7/22/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010339449	USD	5,000,000.00	5,000,000.00	7/22/2016	7/22/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010339450	USD	16,900,000.00	16,900,000.00	7/22/2016	7/22/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JUL16	0010339458	USD	100,000,000.00	100,000,000.00	7/25/2016	7/25/2016	7/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JUL16	0010339460	USD	24,150,000.00	24,150,000.00	7/25/2016	7/25/2016	7/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JUL16	0010339482	USD	100,000,000.00	100,000,000.00	7/25/2016	7/25/2016	7/26/2016

Page 4/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010339484	USD	300,000,000.00	300,000,000.00	7/25/2016	7/26/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30DEC16	0010339493	USD	50,000,000.00	50,000,000.00	7/26/2016	7/26/2016	12/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010339494	USD	50,000,000.00	50,000,000.00	7/26/2016	7/26/2016	2/28/2017
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010339495	USD	40,000,000.00	40,000,000.00	7/26/2016	7/26/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS27JUL16	0010339496	USD	120,000,000.00	120,000,000.00	7/26/2016	7/26/2016	7/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS27JUL16	0010339497	USD	100,000,000.00	100,000,000.00	7/26/2016	7/26/2016	7/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS14SEP16	0010339498	USD	100,000,000.00	100,000,000.00	7/26/2016	7/26/2016	9/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14SEP16	0010339499	USD	100,000,000.00	100,000,000.00	7/26/2016	7/26/2016	9/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339551	USD	50,000,000.00	50,000,000.00	7/27/2016	7/27/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010339555	USD	50,000,000.00	50,000,000.00	7/27/2016	7/27/2016	8/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010339556	USD	100,000,000.00	100,000,000.00	7/27/2016	7/27/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JUL16	0010339557	USD	120,000,000.00	120,000,000.00	7/27/2016	7/27/2016	7/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339558	USD	36,000,000.00	36,000,000.00	7/27/2016	7/27/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JUL16	0010339559	USD	100,000,000.00	100,000,000.00	7/27/2016	7/27/2016	7/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010339597	USD	13,500,000.00	13,500,000.00	7/27/2016	7/27/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010339560	USD	50,000,000.00	50,000,000.00	7/27/2016	7/28/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010339599	USD	49,047,000.00	49,047,000.00	7/27/2016	7/28/2016	8/26/2016

Page 5/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339641	USD	100,000,000.00	100,000,000.00	7/28/2016	7/28/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339644	USD	100,000,000.00	100,000,000.00	7/28/2016	7/28/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339645	USD	120,000,000.00	120,000,000.00	7/28/2016	7/28/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010339647	USD	115,000,000.00	115,000,000.00	7/28/2016	7/28/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010339649	USD	100,000,000.00	100,000,000.00	7/28/2016	7/28/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339650	USD	35,000,000.00	35,000,000.00	7/28/2016	7/28/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS27OCT16	0010339622	USD	200,000,000.00	200,000,000.00	7/27/2016	7/29/2016	10/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010339623	USD	200,000,000.00	200,000,000.00	7/27/2016	7/29/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010339702	USD	120,000,000.00	120,000,000.00	7/29/2016	7/29/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010339705	USD	120,000,000.00	120,000,000.00	7/29/2016	7/29/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010339703	USD	28,000,000.00	28,000,000.00	7/29/2016	8/1/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010339704	USD	30,000,000.00	30,000,000.00	7/29/2016	8/1/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010340064	USD	2,000,000.00	2,000,000.00	8/1/2016	8/1/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010340065	USD	30,000,000.00	30,000,000.00	8/1/2016	8/1/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS26OCT16	0010340069	USD	5,000,000.00	5,000,000.00	8/1/2016	8/1/2016	10/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010340083	USD	120,000,000.00	120,000,000.00	8/2/2016	8/2/2016	8/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010340088	USD	120,000,000.00	120,000,000.00	8/2/2016	8/2/2016	8/3/2016

Page 6/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010340097	USD	2,000,000.00	2,000,000.00	8/2/2016	8/2/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS4AUG16	0010340128	USD	120,000,000.00	120,000,000.00	8/3/2016	8/3/2016	8/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4AUG16	0010340156	USD	120,000,000.00	120,000,000.00	8/3/2016	8/3/2016	8/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010340157	USD	178,000,000.00	178,000,000.00	8/3/2016	8/3/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS8AUG16	0010340158	USD	30,000,000.00	30,000,000.00	8/3/2016	8/3/2016	8/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010340159	USD	50,000,000.00	50,000,000.00	8/3/2016	8/3/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS5AUG16	0010340204	USD	120,000,000.00	120,000,000.00	8/4/2016	8/4/2016	8/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010340206	USD	8,485,000.00	8,485,000.00	8/4/2016	8/4/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS5AUG16	0010340221	USD	120,000,000.00	120,000,000.00	8/4/2016	8/4/2016	8/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS1NOV16	0010340463	USD	3,000,000.00	3,000,000.00	8/4/2016	8/4/2016	11/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010340472	USD	300,000,000.00	300,000,000.00	8/4/2016	8/5/2016	1/3/2017
DIN/SELL USD/IBRD/DIN IBRDUS20OCT16	0010340516	USD	22,000,000.00	22,000,000.00	8/5/2016	8/5/2016	10/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010340517	USD	12,000,000.00	12,000,000.00	8/5/2016	8/5/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010340485	USD	15,000,000.00	15,000,000.00	8/5/2016	8/8/2016	4/10/2017
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010340524	USD	30,000,000.00	30,000,000.00	8/5/2016	8/8/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS9AUG16	0010340596	USD	120,000,000.00	120,000,000.00	8/8/2016	8/8/2016	8/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS10AUG16	0010340900	USD	120,000,000.00	120,000,000.00	8/9/2016	8/9/2016	8/10/2016

Page 7/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10AUG16	0010340903	USD	120,000,000.00	120,000,000.00	8/9/2016	8/9/2016	8/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010340912	USD	10,000,000.00	10,000,000.00	8/9/2016	8/9/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010340914	USD	30,000,000.00	30,000,000.00	8/9/2016	8/15/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS17AUG16	0010341364	USD	120,000,000.00	120,000,000.00	8/16/2016	8/16/2016	8/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17AUG16	0010341365	USD	120,000,000.00	120,000,000.00	8/16/2016	8/16/2016	8/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341511	USD	20,000,000.00	20,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341513	USD	150,000,000.00	150,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010341514	USD	1,000,000.00	1,000,000.00	8/18/2016	8/18/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS20SEP16	0010341515	USD	2,000,000.00	2,000,000.00	8/18/2016	8/18/2016	9/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341516	USD	100,000,000.00	100,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341517	USD	30,000,000.00	30,000,000.00	8/18/2016	8/18/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341518	USD	100,000,000.00	100,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS17NOV16	0010341526	USD	50,000,000.00	50,000,000.00	8/19/2016	8/19/2016	11/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010341528	USD	55,685,000.00	55,685,000.00	8/19/2016	8/19/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010341529	USD	50,000,000.00	50,000,000.00	8/19/2016	8/19/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010341521	USD	10,000,000.00	10,000,000.00	8/18/2016	8/22/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010341531	USD	120,000,000.00	120,000,000.00	8/22/2016	8/22/2016	8/23/2016

Page 8/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010341532	USD	100,000,000.00	100,000,000.00	8/22/2016	8/22/2016	8/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT16	0010341533	USD	300,000,000.00	300,000,000.00	8/22/2016	8/22/2016	10/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010341534	USD	150,000,000.00	150,000,000.00	8/22/2016	8/22/2016	8/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010341557	USD	100,000,000.00	100,000,000.00	8/23/2016	8/23/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS24AUG16	0010341558	USD	120,000,000.00	120,000,000.00	8/23/2016	8/23/2016	8/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24AUG16	0010341559	USD	100,000,000.00	100,000,000.00	8/23/2016	8/23/2016	8/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010341594	USD	120,000,000.00	120,000,000.00	8/24/2016	8/24/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010341595	USD	100,000,000.00	100,000,000.00	8/24/2016	8/24/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS28NOV16	0010341622	USD	100,000,000.00	100,000,000.00	8/24/2016	8/24/2016	11/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010341628	USD	56,430,000.00	56,430,000.00	8/24/2016	8/24/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010341653	USD	120,000,000.00	120,000,000.00	8/25/2016	8/25/2016	8/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010341654	USD	100,000,000.00	100,000,000.00	8/25/2016	8/25/2016	8/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010341664	USD	26,160,000.00	26,160,000.00	8/25/2016	8/25/2016	8/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010341665	USD	100,000,000.00	100,000,000.00	8/25/2016	8/25/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010341666	USD	100,000,000.00	100,000,000.00	8/25/2016	8/25/2016	2/27/2017
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341678	USD	120,000,000.00	120,000,000.00	8/26/2016	8/26/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341682	USD	100,000,000.00	100,000,000.00	8/26/2016	8/26/2016	8/29/2016

Page 9/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341687	USD	20,000,000.00	20,000,000.00	8/26/2016	8/26/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341688	USD	22,075,000.00	22,075,000.00	8/26/2016	8/26/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010341691	USD	6,000,000.00	6,000,000.00	8/26/2016	8/26/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010341697	USD	100,000,000.00	100,000,000.00	8/29/2016	8/29/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010341698	USD	50,000,000.00	50,000,000.00	8/29/2016	8/29/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010341723	USD	50,000,000.00	50,000,000.00	8/29/2016	8/29/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341732	USD	15,000,000.00	15,000,000.00	8/29/2016	8/29/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS5OCT16	0010341733	USD	161,000,000.00	161,000,000.00	8/29/2016	8/29/2016	10/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010341734	USD	200,050,000.00	200,050,000.00	8/29/2016	8/29/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341783	USD	120,000,000.00	120,000,000.00	8/30/2016	8/30/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341789	USD	120,000,000.00	120,000,000.00	8/30/2016	8/30/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010341790	USD	5,000,000.00	5,000,000.00	8/30/2016	8/30/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010341794	USD	15,000,000.00	15,000,000.00	8/30/2016	8/30/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010341795	USD	3,500,000.00	3,500,000.00	8/30/2016	8/30/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010341934	USD	120,000,000.00	120,000,000.00	8/31/2016	8/31/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010341937	USD	120,000,000.00	120,000,000.00	8/31/2016	8/31/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010341948	USD	50,000,000.00	50,000,000.00	8/31/2016	8/31/2016	9/1/2016

Page 10/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010341978	USD	25,000,000.00	25,000,000.00	8/31/2016	8/31/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010342009	USD	55,000,000.00	55,000,000.00	8/31/2016	8/31/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010342341	USD	120,000,000.00	120,000,000.00	9/1/2016	9/1/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010342343	USD	120,000,000.00	120,000,000.00	9/1/2016	9/1/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS25NOV16	0010342344	USD	20,000,000.00	20,000,000.00	9/1/2016	9/1/2016	11/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS8DEC16	0010342345	USD	20,000,000.00	20,000,000.00	9/1/2016	9/1/2016	12/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010342347	USD	100,000,000.00	100,000,000.00	9/1/2016	9/1/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010342348	USD	126,000,000.00	126,000,000.00	9/1/2016	9/1/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010342370	USD	120,000,000.00	120,000,000.00	9/2/2016	9/2/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010342371	USD	120,000,000.00	120,000,000.00	9/2/2016	9/2/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010342374	USD	500,000,000.00	500,000,000.00	9/2/2016	9/6/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS7SEP16	0010342389	USD	120,000,000.00	120,000,000.00	9/6/2016	9/6/2016	9/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7SEP16	0010342390	USD	120,000,000.00	120,000,000.00	9/6/2016	9/6/2016	9/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7SEP16	0010342391	USD	24,000,000.00	24,000,000.00	9/6/2016	9/6/2016	9/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010342392	USD	2,000,000.00	2,000,000.00	9/6/2016	9/6/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010342393	USD	100,000,000.00	100,000,000.00	9/6/2016	9/6/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS6OCT16	0010342394	USD	25,000,000.00	25,000,000.00	9/6/2016	9/7/2016	10/6/2016

Page 11/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7NOV16	0010342395	USD	25,000,000.00	25,000,000.00	9/6/2016	9/7/2016	11/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010342436	USD	120,000,000.00	120,000,000.00	9/7/2016	9/7/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010342437	USD	120,000,000.00	120,000,000.00	9/7/2016	9/7/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS7OCT16	0010342448	USD	19,600,000.00	19,600,000.00	9/7/2016	9/7/2016	10/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010342459	USD	5,760,000.00	5,760,000.00	9/7/2016	9/7/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010342516	USD	2,100,000.00	2,100,000.00	9/8/2016	9/8/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS21DEC16	0010342520	USD	26,000,000.00	26,000,000.00	9/8/2016	9/8/2016	12/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342605	USD	120,000,000.00	120,000,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342606	USD	120,000,000.00	120,000,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342627	USD	86,395,000.00	86,395,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010342629	USD	100,000,000.00	100,000,000.00	9/9/2016	9/9/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010342642	USD	3,600,000.00	3,600,000.00	9/9/2016	9/9/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342645	USD	62,000,000.00	62,000,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010342648	USD	16,400,000.00	16,400,000.00	9/9/2016	9/9/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010342663	USD	6,855,000.00	6,855,000.00	9/9/2016	9/9/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010342598	USD	180,000,000.00	180,000,000.00	9/9/2016	9/12/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010342714	USD	120,000,000.00	120,000,000.00	9/9/2016	9/12/2016	10/3/2016

Page 12/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16SEP16	0010342729	USD	880,000,000.00	880,000,000.00	9/9/2016	9/12/2016	9/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS13SEP16	0010343133	USD	120,000,000.00	120,000,000.00	9/12/2016	9/12/2016	9/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13SEP16	0010343134	USD	120,000,000.00	120,000,000.00	9/12/2016	9/12/2016	9/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010343137	USD	100,000,000.00	100,000,000.00	9/12/2016	9/12/2016	11/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010342657	USD	150,000,000.00	150,000,000.00	9/9/2016	9/13/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010342658	USD	150,000,000.00	150,000,000.00	9/9/2016	9/13/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS14SEP16	0010343149	USD	120,000,000.00	120,000,000.00	9/13/2016	9/13/2016	9/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010343256	USD	39,000,000.00	39,000,000.00	9/13/2016	9/13/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS14DEC16	0010343257	USD	7,000,000.00	7,000,000.00	9/13/2016	9/13/2016	12/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010343258	USD	200,000,000.00	200,000,000.00	9/13/2016	9/14/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010343358	USD	120,000,000.00	120,000,000.00	9/14/2016	9/14/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010343371	USD	135,000,000.00	135,000,000.00	9/14/2016	9/14/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS17OCT16	0010342628	USD	30,000,000.00	30,000,000.00	9/9/2016	9/15/2016	10/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS16SEP16	0010343522	USD	120,000,000.00	120,000,000.00	9/15/2016	9/15/2016	9/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010343525	USD	26,000,000.00	26,000,000.00	9/15/2016	9/15/2016	1/4/2017
DIN/SELL USD/IBRD/DIN IBRDUS4NOV16	0010343529	USD	150,000,000.00	150,000,000.00	9/15/2016	9/15/2016	11/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS20SEP16	0010343751	USD	120,000,000.00	120,000,000.00	9/19/2016	9/19/2016	9/20/2016

Page 13/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010343818	USD	120,000,000.00	120,000,000.00	9/20/2016	9/20/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010343868	USD	120,000,000.00	120,000,000.00	9/20/2016	9/20/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21OCT16	0010343912	USD	10,000,000.00	10,000,000.00	9/20/2016	9/21/2016	10/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN17	0010343944	USD	6,000,000.00	6,000,000.00	9/20/2016	9/21/2016	1/19/2017
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010343989	USD	120,000,000.00	120,000,000.00	9/21/2016	9/21/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010344006	USD	40,000,000.00	40,000,000.00	9/21/2016	9/21/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010344016	USD	120,000,000.00	120,000,000.00	9/22/2016	9/22/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010344018	USD	120,000,000.00	120,000,000.00	9/22/2016	9/22/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010344021	USD	18,000,000.00	18,000,000.00	9/22/2016	9/22/2016	1/11/2017
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344077	USD	120,000,000.00	120,000,000.00	9/23/2016	9/23/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344078	USD	120,000,000.00	120,000,000.00	9/23/2016	9/23/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344084	USD	95,000,000.00	95,000,000.00	9/23/2016	9/23/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS3NOV16	0010344085	USD	40,000,000.00	40,000,000.00	9/23/2016	9/23/2016	11/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344090	USD	100,000,000.00	100,000,000.00	9/23/2016	9/23/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS31OCT16	0010344093	USD	15,000,000.00	15,000,000.00	9/23/2016	9/23/2016	10/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010344185	USD	120,000,000.00	120,000,000.00	9/26/2016	9/26/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010344186	USD	100,000,000.00	100,000,000.00	9/26/2016	9/26/2016	9/27/2016

Page 14/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010344195	USD	182,000,000.00	182,000,000.00	9/26/2016	9/26/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344299	USD	120,000,000.00	120,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344302	USD	100,000,000.00	100,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344314	USD	8,500,000.00	8,500,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344315	USD	100,000,000.00	100,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344326	USD	300,000,000.00	300,000,000.00	9/27/2016	9/27/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS8NOV16	0010344329	USD	89,000,000.00	89,000,000.00	9/27/2016	9/27/2016	11/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344330	USD	18,370,000.00	18,370,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344334	USD	117,000,000.00	117,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS4OCT16	0010344335	USD	37,500,000.00	37,500,000.00	9/27/2016	9/27/2016	10/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010344374	USD	120,000,000.00	120,000,000.00	9/28/2016	9/28/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010344375	USD	120,000,000.00	120,000,000.00	9/28/2016	9/28/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS25OCT16	0010344385	USD	15,000,000.00	15,000,000.00	9/28/2016	9/28/2016	10/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS30NOV16	0010344253	USD	200,130,000.00	200,130,000.00	9/26/2016	9/29/2016	11/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010344402	USD	120,000,000.00	120,000,000.00	9/29/2016	9/29/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010344428	USD	109,000,000.00	109,000,000.00	9/29/2016	9/29/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010344562	USD	150,000,000.00	150,000,000.00	9/30/2016	9/30/2016	10/3/2016

Page 15/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010344580	USD	150,000,000.00	150,000,000.00	9/30/2016	9/30/2016	10/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010344634	USD	85,000,000.00	85,000,000.00	9/30/2016	9/30/2016	10/3/2016
BOND/SELL USD/IBRD/GDIF/0817USDCAR	0000014694	USD	20,000,000.00	20,000,000.00	7/28/2016	8/15/2016	8/15/2017

Sub-total New Borrowings - United States Dollar			21,979,874,000.00	21,979,874,000.00

Total New Borrowings				21,979,874,000.00

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010321628	USD	-332,200,000.00	-332,200,000.00	9/28/2015	9/28/2015	8/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010330067	USD	-30,000,000.00	-30,000,000.00	2/5/2016	2/5/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010330519	USD	-250,000,000.00	-250,000,000.00	2/11/2016	2/12/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JUL16	0010331264	USD	-50,000,000.00	-50,000,000.00	2/29/2016	2/29/2016	7/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010332842	USD	-9,000,000.00	-9,000,000.00	3/21/2016	3/21/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010332936	USD	-15,000,000.00	-15,000,000.00	3/29/2016	3/29/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010334038	USD	-50,000,000.00	-50,000,000.00	4/11/2016	4/11/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JUL16	0010334245	USD	-1,000,000.00	-1,000,000.00	4/14/2016	4/15/2016	7/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS15JUL16	0010334775	USD	-12,000,000.00	-12,000,000.00	4/29/2016	4/29/2016	7/15/2016

Page 16/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1JUL16	0010335040	USD	-100,000,000.00	-100,000,000.00	5/3/2016	5/5/2016	7/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1JUL16	0010335109	USD	-1,480,000.00	-1,480,000.00	5/6/2016	5/6/2016	7/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS8AUG16	0010335169	USD	-100,000,000.00	-100,000,000.00	5/6/2016	5/9/2016	8/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JUL16	0010335206	USD	-100,000,000.00	-100,000,000.00	5/9/2016	5/9/2016	7/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010335422	USD	-22,000,000.00	-22,000,000.00	5/10/2016	5/10/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010335489	USD	-250,000,000.00	-250,000,000.00	5/11/2016	5/11/2016	8/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JUL16	0010335490	USD	-250,000,000.00	-250,000,000.00	5/11/2016	5/11/2016	7/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JUL16	0010335514	USD	-500,000,000.00	-500,000,000.00	5/12/2016	5/13/2016	7/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010335516	USD	-500,000,000.00	-500,000,000.00	5/12/2016	5/13/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS1JUL16	0010336083	USD	-25,000,000.00	-25,000,000.00	5/20/2016	5/20/2016	7/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010336759	USD	-2,000,000.00	-2,000,000.00	6/3/2016	6/3/2016	7/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010336760	USD	-230,000,000.00	-230,000,000.00	6/3/2016	6/3/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JUL16	0010336809	USD	-10,000,000.00	-10,000,000.00	6/7/2016	6/7/2016	7/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010336822	USD	-2,000,000.00	-2,000,000.00	6/7/2016	6/8/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JUL16	0010337256	USD	-1,000,000.00	-1,000,000.00	6/10/2016	6/10/2016	7/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JUL16	0010337257	USD	-2,000,000.00	-2,000,000.00	6/10/2016	6/10/2016	7/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JUL16	0010337211	USD	-30,000,000.00	-30,000,000.00	6/9/2016	6/13/2016	7/13/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337278	USD	-300,620,000.00	-300,620,000.00	6/13/2016	6/15/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010337513	USD	-3,000,000.00	-3,000,000.00	6/15/2016	6/16/2016	8/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS18JUL16	0010337571	USD	-6,000,000.00	-6,000,000.00	6/16/2016	6/16/2016	7/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337677	USD	-30,000,000.00	-30,000,000.00	6/17/2016	6/17/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JUL16	0010337689	USD	-50,000,000.00	-50,000,000.00	6/21/2016	6/21/2016	7/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337695	USD	-3,000,000.00	-3,000,000.00	6/22/2016	6/22/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010337707	USD	-28,000,000.00	-28,000,000.00	6/23/2016	6/23/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS18JUL16	0010337786	USD	-1,000,000.00	-1,000,000.00	6/28/2016	6/28/2016	7/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010337787	USD	-2,000,000.00	-2,000,000.00	6/28/2016	6/28/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337788	USD	-5,000,000.00	-5,000,000.00	6/28/2016	6/28/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337789	USD	-30,000,000.00	-30,000,000.00	6/29/2016	6/29/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010337790	USD	-7,000,000.00	-7,000,000.00	6/29/2016	6/29/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337762	USD	-15,000,000.00	-15,000,000.00	6/27/2016	6/30/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337889	USD	-2,000,000.00	-2,000,000.00	6/30/2016	6/30/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010337896	USD	-15,000,000.00	-15,000,000.00	6/30/2016	6/30/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010337950	USD	-25,000,000.00	-25,000,000.00	6/30/2016	6/30/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010338271	USD	-120,000,000.00	-120,000,000.00	7/5/2016	7/5/2016	7/6/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010338272	USD	-43,000,000.00	-43,000,000.00	7/5/2016	7/5/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010338273	USD	-13,000,000.00	-13,000,000.00	7/5/2016	7/5/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010338275	USD	-120,000,000.00	-120,000,000.00	7/5/2016	7/5/2016	7/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010338276	USD	-279,000,000.00	-279,000,000.00	7/5/2016	7/5/2016	7/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010338291	USD	-120,000,000.00	-120,000,000.00	7/6/2016	7/6/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010338296	USD	-134,000,000.00	-134,000,000.00	7/6/2016	7/6/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010338330	USD	-5,000,000.00	-5,000,000.00	7/6/2016	7/6/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010338331	USD	-120,000,000.00	-120,000,000.00	7/6/2016	7/6/2016	7/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JUL16	0010338376	USD	-120,000,000.00	-120,000,000.00	7/7/2016	7/7/2016	7/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010338377	USD	-200,000,000.00	-200,000,000.00	7/7/2016	7/7/2016	8/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010338378	USD	-14,000,000.00	-14,000,000.00	7/7/2016	7/7/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JUL16	0010338406	USD	-120,000,000.00	-120,000,000.00	7/7/2016	7/7/2016	7/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010338408	USD	-27,000,000.00	-27,000,000.00	7/7/2016	7/7/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010338415	USD	-8,000,000.00	-8,000,000.00	7/7/2016	7/7/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010338464	USD	-173,000,000.00	-173,000,000.00	7/8/2016	7/8/2016	8/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JUL16	0010338483	USD	-10,745,000.00	-10,745,000.00	7/8/2016	7/8/2016	7/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JUL16	0010338611	USD	-120,000,000.00	-120,000,000.00	7/11/2016	7/11/2016	7/12/2016

Page 19/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS12JUL16	0010338612	USD	-120,000,000.00	-120,000,000.00	7/11/2016	7/11/2016	7/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS5AUG16	0010338633	USD	-100,000,000.00	-100,000,000.00	7/11/2016	7/11/2016	8/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010338634	USD	-150,000,000.00	-150,000,000.00	7/11/2016	7/11/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS9SEP16	0010338639	USD	-3,000,000.00	-3,000,000.00	7/11/2016	7/11/2016	9/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010338748	USD	-1,000,000.00	-1,000,000.00	7/12/2016	7/12/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS12AUG16	0010338659	USD	-30,000,000.00	-30,000,000.00	7/11/2016	7/13/2016	8/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010338926	USD	-2,000,000.00	-2,000,000.00	7/14/2016	7/14/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS16AUG16	0010338957	USD	-6,400,000.00	-6,400,000.00	7/14/2016	7/15/2016	8/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010339057	USD	-8,000,000.00	-8,000,000.00	7/15/2016	7/15/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339248	USD	-100,000,000.00	-100,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339252	USD	-100,000,000.00	-100,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339255	USD	-1,000,000.00	-1,000,000.00	7/18/2016	7/18/2016	8/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339258	USD	-130,000,000.00	-130,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010339261	USD	-6,000,000.00	-6,000,000.00	7/18/2016	7/18/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010339264	USD	-20,000,000.00	-20,000,000.00	7/18/2016	7/18/2016	7/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JUL16	0010339289	USD	-100,000,000.00	-100,000,000.00	7/19/2016	7/19/2016	7/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JUL16	0010339290	USD	-120,000,000.00	-120,000,000.00	7/19/2016	7/19/2016	7/20/2016

Page 20/30

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339291	USD	-2,000,000.00	-2,000,000.00	7/19/2016	7/19/2016	8/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010339299	USD	-86,000,000.00	-86,000,000.00	7/19/2016	7/19/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010339314	USD	-100,000,000.00	-100,000,000.00	7/19/2016	7/19/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339320	USD	-12,000,000.00	-12,000,000.00	7/19/2016	7/19/2016	8/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18AUG16	0010339321	USD	-50,000,000.00	-50,000,000.00	7/19/2016	7/19/2016	8/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JUL16	0010339344	USD	-120,000,000.00	-120,000,000.00	7/20/2016	7/20/2016	7/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JUL16	0010339345	USD	-100,000,000.00	-100,000,000.00	7/20/2016	7/20/2016	7/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010339357	USD	-150,000,000.00	-150,000,000.00	7/20/2016	7/20/2016	8/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010339358	USD	-100,000,000.00	-100,000,000.00	7/20/2016	7/20/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS22JUL16	0010339408	USD	-120,000,000.00	-120,000,000.00	7/21/2016	7/21/2016	7/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22JUL16	0010339409	USD	-120,000,000.00	-120,000,000.00	7/21/2016	7/21/2016	7/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339410	USD	-5,000,000.00	-5,000,000.00	7/21/2016	7/21/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010339411	USD	-17,000,000.00	-17,000,000.00	7/21/2016	7/21/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010339412	USD	-100,000,000.00	-100,000,000.00	7/21/2016	7/21/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010339364	USD	-10,000,000.00	-10,000,000.00	7/20/2016	7/22/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339432	USD	-21,000,000.00	-21,000,000.00	7/22/2016	7/22/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JUL16	0010339433	USD	-120,000,000.00	-120,000,000.00	7/22/2016	7/22/2016	7/25/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010339434	USD	-60,537,000.00	-60,537,000.00	7/22/2016	7/22/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JUL16	0010339444	USD	-100,000,000.00	-100,000,000.00	7/22/2016	7/22/2016	7/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JUL16	0010339445	USD	-15,000,000.00	-15,000,000.00	7/22/2016	7/22/2016	7/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010339446	USD	-17,000,000.00	-17,000,000.00	7/22/2016	7/22/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339447	USD	-12,000,000.00	-12,000,000.00	7/22/2016	7/22/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010339448	USD	-10,000,000.00	-10,000,000.00	7/22/2016	7/22/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010339449	USD	-5,000,000.00	-5,000,000.00	7/22/2016	7/22/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS11AUG16	0010339450	USD	-16,900,000.00	-16,900,000.00	7/22/2016	7/22/2016	8/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JUL16	0010339458	USD	-100,000,000.00	-100,000,000.00	7/25/2016	7/25/2016	7/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JUL16	0010339460	USD	-24,150,000.00	-24,150,000.00	7/25/2016	7/25/2016	7/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JUL16	0010339482	USD	-100,000,000.00	-100,000,000.00	7/25/2016	7/25/2016	7/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010339495	USD	-40,000,000.00	-40,000,000.00	7/26/2016	7/26/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS27JUL16	0010339496	USD	-120,000,000.00	-120,000,000.00	7/26/2016	7/26/2016	7/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS27JUL16	0010339497	USD	-100,000,000.00	-100,000,000.00	7/26/2016	7/26/2016	7/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS14SEP16	0010339498	USD	-100,000,000.00	-100,000,000.00	7/26/2016	7/26/2016	9/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14SEP16	0010339499	USD	-100,000,000.00	-100,000,000.00	7/26/2016	7/26/2016	9/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339551	USD	-50,000,000.00	-50,000,000.00	7/27/2016	7/27/2016	9/19/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010339555	USD	-50,000,000.00	-50,000,000.00	7/27/2016	7/27/2016	8/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010339556	USD	-100,000,000.00	-100,000,000.00	7/27/2016	7/27/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JUL16	0010339557	USD	-120,000,000.00	-120,000,000.00	7/27/2016	7/27/2016	7/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339558	USD	-36,000,000.00	-36,000,000.00	7/27/2016	7/27/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JUL16	0010339559	USD	-100,000,000.00	-100,000,000.00	7/27/2016	7/27/2016	7/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010339560	USD	-50,000,000.00	-50,000,000.00	7/27/2016	7/28/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010339599	USD	-49,047,000.00	-49,047,000.00	7/27/2016	7/28/2016	8/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339641	USD	-100,000,000.00	-100,000,000.00	7/28/2016	7/28/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339644	USD	-100,000,000.00	-100,000,000.00	7/28/2016	7/28/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010339645	USD	-120,000,000.00	-120,000,000.00	7/28/2016	7/28/2016	7/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010339647	USD	-115,000,000.00	-115,000,000.00	7/28/2016	7/28/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010339649	USD	-100,000,000.00	-100,000,000.00	7/28/2016	7/28/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010339650	USD	-35,000,000.00	-35,000,000.00	7/28/2016	7/28/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010339623	USD	-200,000,000.00	-200,000,000.00	7/27/2016	7/29/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010339702	USD	-120,000,000.00	-120,000,000.00	7/29/2016	7/29/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010339705	USD	-120,000,000.00	-120,000,000.00	7/29/2016	7/29/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010339703	USD	-28,000,000.00	-28,000,000.00	7/29/2016	8/1/2016	8/31/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010339704	USD	-30,000,000.00	-30,000,000.00	7/29/2016	8/1/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010340064	USD	-2,000,000.00	-2,000,000.00	8/1/2016	8/1/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010340065	USD	-30,000,000.00	-30,000,000.00	8/1/2016	8/1/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010340083	USD	-120,000,000.00	-120,000,000.00	8/2/2016	8/2/2016	8/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010340088	USD	-120,000,000.00	-120,000,000.00	8/2/2016	8/2/2016	8/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010340097	USD	-2,000,000.00	-2,000,000.00	8/2/2016	8/2/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS4AUG16	0010340128	USD	-120,000,000.00	-120,000,000.00	8/3/2016	8/3/2016	8/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4AUG16	0010340156	USD	-120,000,000.00	-120,000,000.00	8/3/2016	8/3/2016	8/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010340157	USD	-178,000,000.00	-178,000,000.00	8/3/2016	8/3/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS8AUG16	0010340158	USD	-30,000,000.00	-30,000,000.00	8/3/2016	8/3/2016	8/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010340159	USD	-50,000,000.00	-50,000,000.00	8/3/2016	8/3/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS5AUG16	0010340204	USD	-120,000,000.00	-120,000,000.00	8/4/2016	8/4/2016	8/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5AUG16	0010340221	USD	-120,000,000.00	-120,000,000.00	8/4/2016	8/4/2016	8/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010340517	USD	-12,000,000.00	-12,000,000.00	8/5/2016	8/5/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010340524	USD	-30,000,000.00	-30,000,000.00	8/5/2016	8/8/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS9AUG16	0010340596	USD	-120,000,000.00	-120,000,000.00	8/8/2016	8/8/2016	8/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS10AUG16	0010340900	USD	-120,000,000.00	-120,000,000.00	8/9/2016	8/9/2016	8/10/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10AUG16	0010340903	USD	-120,000,000.00	-120,000,000.00	8/9/2016	8/9/2016	8/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010340912	USD	-10,000,000.00	-10,000,000.00	8/9/2016	8/9/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010340914	USD	-30,000,000.00	-30,000,000.00	8/9/2016	8/15/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS17AUG16	0010341364	USD	-120,000,000.00	-120,000,000.00	8/16/2016	8/16/2016	8/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17AUG16	0010341365	USD	-120,000,000.00	-120,000,000.00	8/16/2016	8/16/2016	8/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341511	USD	-20,000,000.00	-20,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341513	USD	-150,000,000.00	-150,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010341514	USD	-1,000,000.00	-1,000,000.00	8/18/2016	8/18/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS20SEP16	0010341515	USD	-2,000,000.00	-2,000,000.00	8/18/2016	8/18/2016	9/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341516	USD	-100,000,000.00	-100,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341517	USD	-30,000,000.00	-30,000,000.00	8/18/2016	8/18/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS19AUG16	0010341518	USD	-100,000,000.00	-100,000,000.00	8/18/2016	8/18/2016	8/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS22AUG16	0010341528	USD	-55,685,000.00	-55,685,000.00	8/19/2016	8/19/2016	8/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010341521	USD	-10,000,000.00	-10,000,000.00	8/18/2016	8/22/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010341531	USD	-120,000,000.00	-120,000,000.00	8/22/2016	8/22/2016	8/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010341532	USD	-100,000,000.00	-100,000,000.00	8/22/2016	8/22/2016	8/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23AUG16	0010341534	USD	-150,000,000.00	-150,000,000.00	8/22/2016	8/22/2016	8/23/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010341557	USD	-100,000,000.00	-100,000,000.00	8/23/2016	8/23/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS24AUG16	0010341558	USD	-120,000,000.00	-120,000,000.00	8/23/2016	8/23/2016	8/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24AUG16	0010341559	USD	-100,000,000.00	-100,000,000.00	8/23/2016	8/23/2016	8/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010341594	USD	-120,000,000.00	-120,000,000.00	8/24/2016	8/24/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010341595	USD	-100,000,000.00	-100,000,000.00	8/24/2016	8/24/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010341628	USD	-56,430,000.00	-56,430,000.00	8/24/2016	8/24/2016	8/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010341653	USD	-120,000,000.00	-120,000,000.00	8/25/2016	8/25/2016	8/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010341654	USD	-100,000,000.00	-100,000,000.00	8/25/2016	8/25/2016	8/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26AUG16	0010341664	USD	-26,160,000.00	-26,160,000.00	8/25/2016	8/25/2016	8/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341678	USD	-120,000,000.00	-120,000,000.00	8/26/2016	8/26/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341682	USD	-100,000,000.00	-100,000,000.00	8/26/2016	8/26/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341687	USD	-20,000,000.00	-20,000,000.00	8/26/2016	8/26/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010341688	USD	-22,075,000.00	-22,075,000.00	8/26/2016	8/26/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010341697	USD	-100,000,000.00	-100,000,000.00	8/29/2016	8/29/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010341698	USD	-50,000,000.00	-50,000,000.00	8/29/2016	8/29/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30AUG16	0010341723	USD	-50,000,000.00	-50,000,000.00	8/29/2016	8/29/2016	8/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341732	USD	-15,000,000.00	-15,000,000.00	8/29/2016	8/29/2016	8/31/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010341734	USD	-200,050,000.00	-200,050,000.00	8/29/2016	8/29/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341783	USD	-120,000,000.00	-120,000,000.00	8/30/2016	8/30/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31AUG16	0010341789	USD	-120,000,000.00	-120,000,000.00	8/30/2016	8/30/2016	8/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010341790	USD	-5,000,000.00	-5,000,000.00	8/30/2016	8/30/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010341794	USD	-15,000,000.00	-15,000,000.00	8/30/2016	8/30/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010341795	USD	-3,500,000.00	-3,500,000.00	8/30/2016	8/30/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010341934	USD	-120,000,000.00	-120,000,000.00	8/31/2016	8/31/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010341937	USD	-120,000,000.00	-120,000,000.00	8/31/2016	8/31/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010341948	USD	-50,000,000.00	-50,000,000.00	8/31/2016	8/31/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010341978	USD	-25,000,000.00	-25,000,000.00	8/31/2016	8/31/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS1SEP16	0010342009	USD	-55,000,000.00	-55,000,000.00	8/31/2016	8/31/2016	9/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010342341	USD	-120,000,000.00	-120,000,000.00	9/1/2016	9/1/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010342343	USD	-120,000,000.00	-120,000,000.00	9/1/2016	9/1/2016	9/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010342347	USD	-100,000,000.00	-100,000,000.00	9/1/2016	9/1/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010342370	USD	-120,000,000.00	-120,000,000.00	9/2/2016	9/2/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010342371	USD	-120,000,000.00	-120,000,000.00	9/2/2016	9/2/2016	9/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010342374	USD	-500,000,000.00	-500,000,000.00	9/2/2016	9/6/2016	9/22/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7SEP16	0010342389	USD	-120,000,000.00	-120,000,000.00	9/6/2016	9/6/2016	9/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7SEP16	0010342390	USD	-120,000,000.00	-120,000,000.00	9/6/2016	9/6/2016	9/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7SEP16	0010342391	USD	-24,000,000.00	-24,000,000.00	9/6/2016	9/6/2016	9/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010342436	USD	-120,000,000.00	-120,000,000.00	9/7/2016	9/7/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010342437	USD	-120,000,000.00	-120,000,000.00	9/7/2016	9/7/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8SEP16	0010342459	USD	-5,760,000.00	-5,760,000.00	9/7/2016	9/7/2016	9/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010342516	USD	-2,100,000.00	-2,100,000.00	9/8/2016	9/8/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342605	USD	-120,000,000.00	-120,000,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342606	USD	-120,000,000.00	-120,000,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342627	USD	-86,395,000.00	-86,395,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010342629	USD	-100,000,000.00	-100,000,000.00	9/9/2016	9/9/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010342642	USD	-3,600,000.00	-3,600,000.00	9/9/2016	9/9/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS12SEP16	0010342645	USD	-62,000,000.00	-62,000,000.00	9/9/2016	9/9/2016	9/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010342648	USD	-16,400,000.00	-16,400,000.00	9/9/2016	9/9/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010342663	USD	-6,855,000.00	-6,855,000.00	9/9/2016	9/9/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010342598	USD	-180,000,000.00	-180,000,000.00	9/9/2016	9/12/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS16SEP16	0010342729	USD	-880,000,000.00	-880,000,000.00	9/9/2016	9/12/2016	9/16/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13SEP16	0010343133	USD	-120,000,000.00	-120,000,000.00	9/12/2016	9/12/2016	9/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13SEP16	0010343134	USD	-120,000,000.00	-120,000,000.00	9/12/2016	9/12/2016	9/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS14SEP16	0010343149	USD	-120,000,000.00	-120,000,000.00	9/13/2016	9/13/2016	9/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010343256	USD	-39,000,000.00	-39,000,000.00	9/13/2016	9/13/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS15SEP16	0010343358	USD	-120,000,000.00	-120,000,000.00	9/14/2016	9/14/2016	9/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010343371	USD	-135,000,000.00	-135,000,000.00	9/14/2016	9/14/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS16SEP16	0010343522	USD	-120,000,000.00	-120,000,000.00	9/15/2016	9/15/2016	9/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS20SEP16	0010343751	USD	-120,000,000.00	-120,000,000.00	9/19/2016	9/19/2016	9/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010343818	USD	-120,000,000.00	-120,000,000.00	9/20/2016	9/20/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21SEP16	0010343868	USD	-120,000,000.00	-120,000,000.00	9/20/2016	9/20/2016	9/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010343989	USD	-120,000,000.00	-120,000,000.00	9/21/2016	9/21/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22SEP16	0010344006	USD	-40,000,000.00	-40,000,000.00	9/21/2016	9/21/2016	9/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010344016	USD	-120,000,000.00	-120,000,000.00	9/22/2016	9/22/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010344018	USD	-120,000,000.00	-120,000,000.00	9/22/2016	9/22/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344077	USD	-120,000,000.00	-120,000,000.00	9/23/2016	9/23/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344078	USD	-120,000,000.00	-120,000,000.00	9/23/2016	9/23/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344084	USD	-95,000,000.00	-95,000,000.00	9/23/2016	9/23/2016	9/26/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2016 through September 30, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26SEP16	0010344090	USD	-100,000,000.00	-100,000,000.00	9/23/2016	9/23/2016	9/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010344185	USD	-120,000,000.00	-120,000,000.00	9/26/2016	9/26/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010344186	USD	-100,000,000.00	-100,000,000.00	9/26/2016	9/26/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010344195	USD	-182,000,000.00	-182,000,000.00	9/26/2016	9/26/2016	9/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344299	USD	-120,000,000.00	-120,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344302	USD	-100,000,000.00	-100,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344314	USD	-8,500,000.00	-8,500,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344315	USD	-100,000,000.00	-100,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344330	USD	-18,370,000.00	-18,370,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP16	0010344334	USD	-117,000,000.00	-117,000,000.00	9/27/2016	9/27/2016	9/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010344374	USD	-120,000,000.00	-120,000,000.00	9/28/2016	9/28/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29SEP16	0010344375	USD	-120,000,000.00	-120,000,000.00	9/28/2016	9/28/2016	9/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010344402	USD	-120,000,000.00	-120,000,000.00	9/29/2016	9/29/2016	9/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30SEP16	0010344428	USD	-109,000,000.00	-109,000,000.00	9/29/2016	9/29/2016	9/30/2016

Sub-total Maturing Borrowings - United States Dollar			-21,074,959,000.00	-21,074,959,000.00

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